Exhibit 99.2

BRP INC.

NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

Annual meeting of shareholders will be held

at 11:00 a.m. (Eastern time)

on May 31, 2024

Letter from the Chair of the Board of Directors and

the President and Chief Executive Officer

April 25, 2024

Dear Shareholders:

On behalf of the Board of Directors, the management, and all employees of BRP Inc. (“BRP”), I am pleased to inform you that our annual meeting of shareholders will be held on May 31, 2024, at 11:00 a.m. (Eastern time) in a virtual-only format. BRP believes that the use of technology-enhanced shareholder communications makes the meeting more accessible and engaging for all involved by permitting a broader base of shareholders to participate in the meeting and maximize shareholder attendance, which is consistent with the goals of regulators, stakeholders, and others invested in the corporate governance process.

In Fiscal 2024, we delivered solid financial results despite a challenging macroeconomic environment, with revenues reaching a record $10.4 billion. Our performance was driven by good retail momentum that led to further market share gains in the North American Powersports industry, reflecting the quality and diversity of our line-ups. In the second half of the year, we have observed softening consumer demand like the rest of the industry. As a result, we have proactively adjusted production and deliveries to manage network inventory and protect our dealer value proposition. We also combined the powersports and marine groups under one leadership to ensure stronger alignment and focus, create synergies, and leverage functional expertise from both businesses. To sustain our leadership, we will keep positioning BRP for long-term success by investing in development and introducing market-shaping products such as the new mid cc Outlander ATV platform introduced this year, which was BRP’s most important launch of the past ten years.

Last December, we celebrated our 20th anniversary as a standalone company. Over this period, we became the leading OEM in the industry, and our manufacturing footprint has grown from 7 to 14 sites and to nearly 3,000 dealers that sell BRP’s products in 130 countries. Today, one out of every three powersports product sold in the world carries BRP’s logo. I am very proud of this lasting success which reflects the relentless work and dedication of our employees, the strong support of our distributors, dealers and suppliers and the loyalty of our customers. I thank them all for making BRP the leader in the industry.

The enclosed notice of the annual meeting of shareholders and management proxy circular provide information on all matters to be acted upon by the shareholders, including information on directors nominated for election, the appointment of the Company’s independent auditor and the Company’s approach to executive compensation. The management proxy circular also provides information on our corporate governance practices.

For more information, please contact Investor Relations by e-mail at ir@brp.com.

Your vote and participation are very important to us. As holders of our shares, please take the time to review the management proxy circular and provide your vote on the business items of the meeting. Although it will be possible to vote your shares during the virtual meeting, we encourage you to vote your shares in advance of the meeting via the Internet, by phone or by signing, dating and returning the proxy form or voting instruction form which were made available to you, and by following the instructions provided in the management proxy circular.

In closing, we thank you for your support and we look forward to your participation at our 2024 annual meeting of shareholders and to continuing to report on our progress.

Sincerely,

José Boisjoli

Chair of the Board of Directors, President and Chief Executive Officer

BRP INC.

NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of BRP Inc. (the “Company”) will be held at 11:00 a.m. (Eastern time) on May 31, 2024, via live webcast, to consider and take action on the following matters:

(1)

to receive the audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2024, together with the notes thereto and the report issued by an independent registered public accounting firm (the “Report of Independent Registered Public Accounting Firm”) thereon (see page 20 of the attached management proxy circular dated April 25, 2024 (the “Circular”));

(2)	to elect the 12 directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 20 of the Circular);

(3)	to appoint the independent auditor of the Company (see page 34 of the Circular);

(4)	to consider an advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 36 of the Circular); and

(5)	to transact such other businesses as may properly be brought before the Meeting or any postponement or adjournment thereof.

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate in order to maximize shareholder attendance. Shareholders will not be able to attend the Meeting in person, but they may attend by conference call, in which case they may not participate nor vote. Registered shareholders and validly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/489499147. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions.

Registered shareholders and validly appointed proxyholders will also be entitled to submit questions to the Company in advance of the Meeting by e-mail at BRPAGA@brp.com, and during the Meeting through the platform available at https://web.lumiagm.com/489499147, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions provided in advance by e-mail must be provided by no later than 11:00 a.m. (Eastern time) on May 29, 2024, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

Following the Meeting, the webcast of the Meeting will also be accessible on the Company’s website at www.brp.com until next year’s annual meeting of shareholders.

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular, the audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2024, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, and other related materials of the Meeting (the “Proxy Materials”) to both its registered and non-registered shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, shareholders will receive a notice of availability of proxy materials (the “Notice-and-Access Letter”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The Notice-and-Access Letter and voting instruction form or form of proxy have been sent to both registered and non-registered shareholders. Notice-and-access substantially reduces the Company’s printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption.

As a shareholder of the Company, it is very important that you read the Circular and other Proxy Materials carefully. The Circular, which may be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, contains important information with respect to voting your Shares and the matters to be dealt with at the Meeting. Also enclosed is a form of proxy for the Meeting. The audited annual consolidated financial statements of the Company for the fiscal year ended January 31, 2024, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, may also be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Company’s board of directors has fixed the close of business on April 18, 2024, as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

As a shareholder of the Company, it is very important that you vote your Shares. If you wish that a person other than the management nominees identified in the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to participate and vote at the Meeting, you MUST first insert such person’s name in the blank space provided in the form of proxy or voting instruction form or complete another proper form of proxy, and, in either case, return the completed form of proxy by following the instructions described therein. After having submitted your form of proxy or voting instruction form identifying such proxyholder, you MUST also register such proxyholder by visiting www.computershare.com/BRP and providing Computershare Investor Services Inc. with your proxyholder’s contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a control number via e-mail. Failure to register the proxyholder by no later than 11:00 a.m. (Eastern time) on May 29, 2024, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, proxyholders will not be able to participate nor vote at the Meeting, but will be able to attend as guests. If you are a non-registered shareholder located in the United States and wish to be able to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary and submit such legal proxy to Computershare. For more details, please refer to section “General Information—Voting Information—Appointment of a Third Party as Proxy” of the Circular.

Proxies must be submitted to Computershare Investor Services Inc. no later than 11:00 a.m. (Eastern time) on May 29, 2024, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

Shareholders are invited to attend the Meeting remotely via live webcast at 11:00 a.m. (Eastern time) on May 31, 2024, by following the instructions above.

Dated at Valcourt, Québec, this 25th day of April 2024.

By order of the board of directors,

Martin Langelier

Chief Legal Officer & Corporate Services

BRP INC.

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

This management proxy circular (the “Circular”) is furnished in connection with the solicitation by management of BRP Inc. (“BRP” or the “Company”) of proxies for use at the annual meeting of shareholders of the Company (the “Meeting”) to be held on May 31, 2024, at 11:00 a.m. (Eastern time), or any postponements or adjournments thereof, and for the purposes set forth in the accompanying notice of 2024 annual meeting of shareholders (the “Notice of Meeting”).

The Company has decided to hold the Meeting virtually via live webcast in order to maximize shareholder attendance for those who would be unable to attend in person and because it also is a very effective way of holding shareholders’ meetings. As such, shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to join the Meeting online is provided below.

Unless otherwise noted or the context otherwise requires, all information provided in this Circular is given as at April 18, 2024, and references to the “Company” and “BRP” refer to BRP Inc., its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Statements

Certain statements in this Circular about the Company’s current and future plans, including statements relating to the expected impact of the organizational changes to further improve the Company’s position for its long-term growth, including changes combining the Powersports and Marine groups under one leadership, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, including the Company’s environmental, social and governance (“ESG”) targets, goals and initiatives set forth under the Company’s CSR25 Program, including targeted reductions in CO2 emissions, and those related to its electrification journey, priorities and strategies, including proactively managing network inventory, financial position, market position, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Company operates, the expected demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market and the anticipated impact of such product introductions, or any other future events or developments and other statements in this Circular that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may,” “will,” “would,” “should,” “could,” “expects,” “forecasts,” “plans,” “intends,” “trends,” “indications,” “anticipates,” “believes,” “estimates,” “outlook,” “predicts,” “projects,” “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater

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uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events, or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the “Risk Factors” section of the Company’s management’s discussion and analysis (the “2024 MD&A”) for the fiscal year ended on January 31, 2024 (“Fiscal 2024”) and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the ongoing military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the difficulties in the continued implementation of its ERP system; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; fluctuations in foreign currency exchange rates; unfavourable weather conditions and climate change more generally; the seasonal nature of the Company’s business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and BCI (both defined below); and future sales of Subordinate Voting Shares by Beaudier Group, BCI, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

Unless otherwise stated, the forward-looking statements contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, including to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this Circular, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

IFRS and Non-IFRS Measures

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and this Circular makes reference to certain non-IFRS financial

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measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements, and also, as a component in the determination of the short-term incentive compensation for the Company’s employees. A detailed description of the usefulness of each non-IFRS measure can be found in the 2024 MD&A. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies. “Normalized EBITDA” is defined as net income before financing costs, financing income, income tax expense, depreciation expense and normalized elements, as described in the 2024 MD&A, such as transaction costs, gain on normal course issuer bid (“NCIB”) and depreciation of intangible assets related to business combinations. “Normalized net income” is defined as net income before normalized elements described in the 2024 MD&A, such as foreign exchange gain on long-term debt and lease liabilities, transaction costs and past service costs, and adjusted to reflect the tax effect on these elements. “Normalized earnings per share—diluted” (“Normalized diluted EPS”) is obtained, by dividing the Normalized net income by the weighted average number of shares—diluted. The Company refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Financial Information” sections of the 2024 MD&A, which are incorporated by reference herein, for definitions and reconciliations of Normalized EBITDA, Normalized net income and Normalized diluted EPS presented by the Company to the most directly comparable IFRS measure. The Company’s 2024 MD&A, financial statements and annual information form dated March 27, 2024 (“2024 AIF”), are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Voting Information

The following questions and answers provide guidance on how to vote your subordinate voting shares (the “Subordinate Voting Shares”) and/or multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of the Company.

How do I access Meeting materials?

All Meeting materials have been posted on the Company’s website at ir.brp.com and are also available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. It is expected that the solicitation will be made primarily by mail and by Internet, but proxies may also be solicited by telephone, in writing or in person, by directors, officers or employees of the Company and its subsidiaries who will receive no other compensation therefore other than their regular remuneration. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for the costs incurred in sending Proxy Materials to their principals in order to obtain their proxies. Such costs are expected to be nominal.

2024 Proxy Circular

Who can vote?

Only persons registered as holders of Subordinate Voting Shares and/or Multiple Voting Shares on the books of the Company as of the close of business on April 18, 2024 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof, and no person becoming a shareholder after the Record Date shall be entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting to which the shareholder would have otherwise been entitled.

What will I be voting on?

Holders of Shares will be voting:

●	to elect the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 22 of the Circular);

●	to appoint the independent auditor of the Company (see page 34);

●	to consider an advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 36 of the Circular); and

●	to transact such other businesses as may properly be brought before the Meeting or any postponement or adjournment thereof.

How will these matters be decided at the Meeting?

A simple majority of the votes cast (50% plus one), in person or by proxy, by the holders of Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class, will constitute approval of each of the matters specified in this Circular.

For further details on majority voting rules as provided by the Canada Business Corporations Act (“CBCA”), please refer to section “Disclosure of Corporate Governance Practices—Majority Voting Policy” of this Circular.

What is the necessary quorum for the Meeting?

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 25% of the shares entitled to vote at the meeting are present online or represented by proxy.

How many votes do I have?

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

Each Multiple Voting Share carries the right to six votes and each Subordinate Voting Share carries the right to one vote. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at April 18, 2024, 13.6% of the voting rights attached to all of the issued and outstanding Shares.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as such term is defined in the Company’s articles), such holder, without any further action, shall automatically

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be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Subordinate Voting Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation).

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the Toronto Stock Exchange (the “TSX”) designed to ensure that, in the event of a takeover bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, Beaudier Inc. (“Beaudier”), 4338618 Canada Inc. (“4338618” and, together with Beaudier, the “Beaudier Group”), Bain Capital Luxembourg Investments S.à.r.l. (which subsequently assigned its rights thereunder to Bain Capital Integral Investors II, L.P. (“Bain”)) and Caisse de dépôt et placement du Québec (“CDPQ” and, together with Beaudier Group and Bain, the “Principal Shareholders”), as the holders of all the outstanding Multiple Voting Shares as at May 29, 2013, entered into a coattail agreement dated May 29, 2013, with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed companies designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial takeover bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. Additional information relating to the Coattail Agreement can be found in the 2024 AIF available on the Company’s website at ir.brp.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Whom can I call with questions?

If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Computershare Investor Services Inc. (“Computershare”), the Company’s transfer agent, toll-free at 1-800-564-6253, or by mail at:

Computershare Investor Services Inc.

100 University Avenue

8th Floor

Toronto, Ontario M5J 2Y1

Registered shareholders and validly appointed proxyholders will be entitled to submit questions electronically to the Company in advance of the Meeting by e-mail at BRPAGA@brp.com, and during the Meeting through the platform available at https://web.lumiagm.com/489499147, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions provided in advance by e-mail must be provided by no later than 11:00 a.m. (Eastern time) on May 29, 2024, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

Am I a registered shareholder or non-registered shareholder?

You are a registered holder if your Shares are registered directly in your name with Computershare. Such Shares are generally evidenced by a share certificate or direct registration statement.

You are a non-registered shareholder if your Shares are held in the name of a depositary or a nominee such as a trustee, financial institution, or securities broker (each an “Intermediary”). If your common shares are listed in an account statement provided to you by your broker, those common shares are, in all likelihood, not registered in your name. Such common shares will more likely be registered under

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the name of an Intermediary. Without specific instructions, Intermediaries are prohibited from voting the common shares for their client. Pursuant to National Instrument 54–101–Communication with Beneficial Owners of Securities of a Reporting Issuer, each Intermediary is required to request voting instructions from non-registered shareholders prior to shareholders meetings. Intermediaries have their own procedures for sending materials and their own guidelines for the return of documents. Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

How do I attend the Meeting?

The Company is holding the Meeting virtually. Shareholders may attend the Meeting online using a smartphone, tablet or computer, or by conference call.

To attend the Meeting online:

●	Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

●	Using your smartphone, tablet or computer, go to the following address: https://web.lumiagm.com/489499147.

●

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

●

It is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. The Company recommends that you log in at least one hour before the Meeting starts. The Meeting will begin promptly at 11:00 a.m. (Eastern time) on May 31, 2024, unless otherwise adjourned or postponed.

●	Registered shareholders and duly appointed proxyholders:

o	Select “I have a login.”

o	Registered shareholders: Enter the control number listed on your form of proxy or in the e-mail notification you received, and the password “brp2024” (case sensitive)

o

Duly appointed proxyholders: Enter the control number or username provided by Computershare, and the password “brp2024” (case sensitive). Computershare will provide the proxyholder with a control number by e-mail after the deadline of May 29, 2024, has passed (or if the Meeting is postponed or adjourned, within the 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays) and after the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

●	Guests:

o	Select “I am a guest” and fill in the form.

To attend by conference call:

●	French: 1-877-731-3745

2024 Proxy Circular

●	English: 1-888-307-2440
●	Original (without interpretation): 1-888-354-1106

Anyone joining the Meeting on the live webcast as a “guest” or by phone on the conference call, including non-registered shareholders who have not duly appointed themselves as their proxy, will be able to listen to the Meeting but will not be ale to vote or ask questions. Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as their proxy, who are joining the Meeting at https://web.lumiagm.com/489499147 by following the steps above, will be able to participate and ask questions in real time as well as vote at the appropriate times during the Meeting. Please refer to section “General Information—Voting Information—Appointment of a Third Party as Proxy” of this Circular below for additional information on voting at the Meeting, appointing yourself as a proxyholder and, where applicable, registering with Computershare.

Following the Meeting, the webcast of the Meeting will also be accessible on the Company’s website at www.brp.com until next year’s annual meeting of shareholders.

Submitting Questions at the Meeting

If a registered shareholder or duly appointed proxyholder (including a non-registered shareholder who has duly appointed himself or herself as proxyholder) has a question about one of the items to be voted on by the shareholders at the Meeting, such question may be submitted by selecting the messaging tab on the Lumi AGM online platform at or before the time the matters are presented at the Meeting, and by typing your question within the box at the top of the screen and clicking the send arrow. Questions will be answered on any items to be voted on by the shareholders at the Meeting before the voting is closed. General questions received during the course of the Meeting, but not on matters on the agenda, will be addressed during a live question period following the Meeting.

Only registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) may submit questions at the Meeting, that are germane to the proposals and/or the Meeting. Guests will not be able to submit questions, vote or otherwise participate at the Meeting; however, they will be able to join the webcast as a guest. Shareholders voting by proxy in advance of the Meeting are welcome to join the Meeting as guests.

So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related will be grouped, summarized and answered together. All shareholder questions are welcome. However, the Company does not intend to address questions that are irrelevant to the Company’s operations or to the business of the Meeting, are related to non-public information about the Company, are related to personal grievances, constitute derogatory references to individuals or that are otherwise offensive to third parties, are repetitious or have already been asked by other shareholders, are in furtherance of a shareholder’s personal or business interest, or are out of order or not otherwise appropriate as determined by the Chair of the Meeting in their reasonable judgment.

For any questions asked but not answered during the Meeting, shareholders may contact the Company’s corporate secretary at corporate.secretariat@brp.com.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action that the Chair determines is appropriate considering the circumstances.

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How do I vote?

1. Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-registered shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting.

The persons named in the form of proxy provided, namely Messrs. José Boisjoli and Martin Langelier, are respectively Chair of the Board of Directors, President and Chief Executive Officer, and Chief Legal Officer & Corporate Services of the Company. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a holder of Shares of the Company, by inserting another person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.

Registered shareholders may vote by proxy as follows: by mail, fax, telephone, or over the Internet on Computershare’s proxy voting website.

Submitting a proxy by mail, fax, e-mail or through Computershare’s website are the only methods by which a registered shareholder may appoint a person other than the members of the management of the Company named in the form of proxy as proxyholder.

Mail or Fax

Registered shareholders electing to submit a proxy by mail or fax must complete, date and sign the form of proxy. It must then be returned to the Company’s transfer agent, Computershare, either in the postage pre-paid return envelope provided or by fax at 1-866-249-7775 (for shareholders in Canada and in the United States) or at (416) 263-9524 (for shareholders outside Canada and the United States), no later than 11:00 a.m. (Eastern time) on May 29, 2024.

Telephone

Registered shareholders electing to submit a proxy by telephone must do so by using a touchtone telephone. The telephone number to call for shareholders in Canada and in the United States is 1-866-732-VOTE (8683). For shareholders outside Canada and the United States, the telephone number to call is 312-588-4290. Shareholders must follow the instructions, use the form of proxy received from the Company and provide the 15-digit control number located on the form of proxy. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the following website: www.investorvote.com.

Registered shareholders must then follow the instructions and refer to the form of proxy received from the Company which contains a 15-digit control number located on the form of proxy. Voting instructions are then conveyed electronically by the shareholder over the Internet.

If you are a non-registered shareholder, you should also carefully follow the instructions provided by your intermediary to ensure that your Shares are voted at the Meeting in accordance with your instructions.

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2. Voting at the Meeting

Registered shareholders may vote at the Meeting by attending the Meeting online, as further described above. Please refer to section “General Information—Voting Information—How do I attend the Meeting?” of this Circular. Once voting has opened, the voting tab will appear, and resolutions and voting choices will be displayed in that tab. To vote, select one of the voting options. A confirmation message will appear once your vote has been received. The number of resolutions for which you have voted, or not yet voted, will be displayed at the top of the screen. You will be able to change your votes until the end the voting period by simply selecting another choice. You will continue to hear the meeting proceedings during this time. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to participate nor vote at the Meeting, but will be able to attend as guests. This is because the Company and its transfer agent do not have a record of the non-registered shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a non-registered shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. You must also register as a proxyholder by visiting www.computershare.com/BRP by 11:00 a.m. (Eastern time) on May 29, 2024, and provide Computershare with your contact information, so that Computershare may provide you with a control number via e-mail.

In addition, if you are a non-registered shareholder located in the United States and wish to vote at the Meeting, if permitted, you must also submit your legal proxy to Computershare.

Please refer to sections “General Information—Voting Information—Appointment of a Third Party as Proxy” and “General Information—Voting Information—How do I attend the Meeting?” of this Circular.

How will my proxyholder vote?

The persons named in the form of proxy provided, namely Messrs. José Boisjoli and Martin Langelier, are respectively Chair of the Board of Directors, President and Chief Executive Officer, and Chief Legal Officer & Corporate Services of the Company. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Company, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form and following the other applicable steps described in “Appointment of a Third Party as Proxy” below.

On the form of proxy, you may indicate either how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified in the form of proxy how you want your Shares to be voted on a particular matter (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Shares accordingly.

If you have not specified in the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Shares as he or she sees fit.

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Unless contrary instructions are provided, the voting rights attached to the Multiple Voting Shares and/or Subordinate Voting Shares represented by proxies received by the management of the Company will be voted:

●	FOR the election of all the nominees proposed as directors; and

●	FOR the appointment of Deloitte LLP as independent auditors of the Company and authorizing the Board of Directors to fix their remuneration; and

●	FOR the adoption of the advisory non-binding resolution on the Company’s approach to executive compensation (the “Say-on-Pay Advisory Resolution”).

The enclosed form of proxy gives the persons named in it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting. As of the date of this Circular, the management of the Company is not aware of any other matter to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to be able to participate and vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend and participate at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required to participate and vote at the Meeting. These two steps are further detailed below:

Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit www.computershare.com/BRP by 11:00 a.m. (Eastern time) on May 29, 2024, and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via e-mail. Without a control number, proxyholders will not be able to participate nor vote at the Meeting.

If you are a non-registered shareholder located in the United States and wish to be able to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: service@computershare.com (if by e-mail), or

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Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, must be labelled as “legal proxy” and received by no later than 11:00 a.m. (Eastern time) on May 29, 2024.

How can I revoke my proxy?

If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting, or to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment thereof.

If you are a non-registered shareholder and wish to revoke previously provided voting instructions, you should follow the instructions carefully provided by your intermediary.

If you have followed the process for participating and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy.

Voting Shares Outstanding and Principal Shareholders

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares issuable in series. As of April 18, 2024, there were 36,494,011 Subordinate Voting Shares and 38,519,358 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding. Under the Company’s articles, each Subordinate Voting Share carries the right to one vote and each Multiple Voting Shares carries the right to six votes.

The following table discloses the names of the persons or companies who, to the knowledge of the Company, as of April 18, 2024, beneficially owned, controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Company:

Name	Number of Multiple Voting Shares Owned	Percentage of Outstanding Multiple Voting Shares	Number of Subordinate Voting Shares Owned	Percentage of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power

Bain Group(1)	11,996,629	31.1%	1,628,558(5)	4.5%	16.0%	26.9%

Beaudier Group

Beaudier(2)	13,000,000	33.7%	—	—	17.3%	29.2%

4338618(3)	8,709,901	22.6%	—	—	11.6%	19.5%

CDPQ(4)	4,812,828	12.5%	977,000	2.7%	6.4%	10.8%

(1)

Represents shares held by Bain and its affiliates (the “Bain Group”). Bain’s general partner is Bain Capital Investors, LLC (“BCI”), which may be deemed to share voting and dispositive power with respect to the shares held by the Bain Group. The address of BCI is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116. The address of Bain is Ugland House, Church Street, Georgetown KY1-1104 Cayman Islands.

(2)

Beaudier is a portfolio holding company of the Beaudoin family and is controlled by Mr. Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and his wife Mrs. Claire Bombardier Beaudoin, through holding companies which they control. Mr. Pierre Beaudoin, the son of Mr. Laurent Beaudoin and Mrs. Claire Bombardier Beaudoin is currently a director of the Company and will be standing for re-election at the Meeting. Ms. Élaine Beaudoin, the daughter of Mr. Laurent Beaudoin and Mrs. Claire Bombardier Beaudoin is currently a director of the Company and will be standing for re-election at the Meeting.

(3)

4338618 is a portfolio holding company which is owned by Mrs. Janine Bombardier, Mrs. Huguette B. Fontaine and Mr. J.R. André Bombardier, through respective holding companies which they control and, in the case of Mrs. Janine Bombardier, a trust to her benefit and the benefit of her issue. Mr. Charles Bombardier, the son of Mr. J.R. André Bombardier is currently a director of the Company and will be standing for re-election at the Meeting.

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(4)

CDPQ is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. CDPQ invests these funds globally and across different asset classes namely, equity markets, private equity, infrastructure, real estate and fixed income.

(5)

The data published in this table is as of the Record Date. The Company announced on April 19, 2024 the closing of a bought deal secondary offering (the “April 2024 Offering”) pursuant to which Bain sold 1,500,000 SVS of the Company as of April 19, 2024. In connection with the Offering, an aggregate number of 1,628,558 MVS of the Company held by Bain were converted into 1,628,558 SVS of the Company as of April 18, 2024, which is reflected in the above table. For further details on the April 2024 Offering, please refer to the Company’s press release dated April 19, 2024, which is available on the Company’s website at www.brp.com.

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BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters at the Meeting:

●	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 20 of the Circular);

●	the appointment of the independent auditor of the Company (see page 34 of the Circular);

●	to consider the Say-on-Pay Advisory Resolution, as more particularly described in the Circular (see page 36 of the Circular); and

●	such other business as may properly be brought before the Meeting or any adjournment thereof.

The audited annual consolidated financial statements of the Company for Fiscal 2024, along with the notes thereto and the Report of Independent Registered Public Accounting Firm thereon, will be submitted at the Meeting, but no vote thereon is required or expected. These audited annual consolidated financial statements, together with the related management’s discussion and analysis, are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

Election of Directors

The Company’s articles provide that its Board of Directors shall consist of not less than three and not more than fifteen directors. The Company’s directors are elected annually at the annual meeting of shareholders, except that the Board of Directors can appoint directors in certain circumstances between annual meetings. Each director is expected to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

The Board of Directors is currently comprised of 12 directors, and it is proposed that 12 directors be elected at the Meeting. The persons identified in the section “Business of the Meeting—Election of Directors—Description of Proposed Director Nominees” of this Circular will be nominated for election as directors at the Meeting. All such nominees are presently directors of the Company. Shareholders may vote for each proposed director nominee individually. Each of the proposed director nominees was elected at the annual meeting of the shareholders of the Company held on June 1, 2023, by at least a majority of the votes cast by proxy or at such meeting.

Pursuant to the nomination rights agreement entered into on May 29, 2013, between the Company and the Principal Shareholders (the “Nomination Rights Agreement”), each of Bain Capital Luxembourg Investments S.à.r.l. (which subsequently assigned its rights thereunder to Bain), Beaudier Group and CDPQ are entitled to designate three, three and one member(s) of the Board of Directors, respectively. The current members of the Board of Directors so designated are Messrs. Joshua Bekenstein and Nicholas Nomicos for Bain, Messrs. Pierre Beaudoin and Charles Bombardier, as well as Ms. Élaine Beaudoin for the Beaudier Group, and Ms. Estelle Métayer for CDPQ. Bain elected not to designate a third board member for election at the Meeting. Please refer to section “Disclosure of Corporate Governance Practices—Nomination Rights Agreement” of this Circular.

Unless a proxy specifies that the Shares it represents should be voted against the election of one or more directors or voted in accordance with the specification in the proxy, the persons named in the form of proxy intend to vote FOR the election of each of the nominees listed in this Circular.

Management of the Company does not expect that any of the nominees will be unable, or for any reason, will become unwilling, to stand for election as director at the Meeting. However, if, for any reason,

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at or before the time of the Meeting, any of the nominees becomes unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

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Description of Proposed Director Nominees

ÉLAINE BEAUDOIN	Director

Age: 60 Québec, Canada Not independent(1) Director since 2023 2023 Voting Results For: 99.43% Against: 0.57%

Ms. Élaine Beaudoin is Vice-President and director of Beaudier, a private holding company which holds Multiple Voting Shares, since 2019. She is a member of several other boards of directors, including Armtex Inc., Hebdo-litho, Bodycad Inc. and the J.Armand Bombardier Foundation. She also sat on the board of directors of Canam Inc. from 2000 to 2017 and chaired its Human Resources Committee and served as a member of its Audit Committee. From 1989 to 1998, she acted as Chief Executive Officer of Unifix Inc., a company specializing in the manufacturing of light-weight concrete panels. Ms. Élaine Beaudoin is a graduate of McGill University and a member of the Ordre des comptables professionnels agréés du Québec (Québec CPA Order). She holds the ICD.D designation from the Institute of Corporate Directors.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	4/4	Entity	Since

Total: 100%
Value of Total Compensation Received as Director(2)
	Fiscal 2024:	$211,054

Securities Held as of January 31, 2024(3)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units ($)(4)	Total Market Value of Securities Held ($)(4)
-	-	-	-	-	-	1,338	113,482	113,482

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(5): 1.4(6)

Notes
(1)

Ms. Élaine Beaudoin is not considered independent as she is the daughter of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Ms. Beaudoin is also the niece of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)

Ms. Élaine Beaudoin does not personally own any voting securities of the Company. For details regarding Beaudier’s ownership of voting securities of the Company, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(5)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024, (U.S.$1.00 = $1. 3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

(6)

Ms. Élaine Beaudoin’s transition period to meet the minimum share ownership runs until June 1, 2028. Please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

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PIERRE BEAUDOIN	Director

Age: 61 Québec, Canada Not independent(1) Director since 2019 2023 Voting Results For: 95.55% Against: 4.45%

Mr. Beaudoin is a corporate director. Mr. Beaudoin joined the Marine Products division of Bombardier Inc. in 1985. In October 1990, he was appointed Vice-President, Product Development of the Sea-Doo/Ski-Doo division. In 1992, he was appointed Executive Vice-President of the Sea-Doo/Ski-Doo division and became President of Bombardier Inc. in January 1994. In April 1996, he was promoted to President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace Services Limited, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace Services Limited in October of the same year. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace Services Limited, he was appointed Executive Vice-President of Bombardier Inc. and became a member of the board of directors of Bombardier Inc. On June 4, 2008, he was appointed President and Chief Executive Officer of Bombardier Inc. and served until 2015. He became Executive Chairman of the board of directors of Bombardier Inc. in February 2015 and Chairman of the board of directors in July 2017. He has also been a member of the board of directors of Power Corporation of Canada since 2005. Mr. Beaudoin studied Business Administration at Collège Jean-de-Brébeuf and Industrial Relations at McGill University in Montréal.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Human Resources & Compensation Committee	5/5	Power Corporation of Canada Bombardier Inc.	2005 2004
	Nominating Governance and Social Responsibility Committee	4/4

Total: 100%
Value of Total Compensation Received as Director(2)
	Fiscal 2024:	$312,176

Securities Held as of January 31, 2024(3)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)
-	-	-	-	-	-	7,125	604,486	604,486

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(5): 4.5x(6)

Notes
(1)

Mr. Pierre Beaudoin is not considered independent as he is the son of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Mr. Beaudoin is also the nephew of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)

Mr. Beaudoin does not personally own any voting securities of the Company. For details regarding Beaudier’s ownership of voting securities of the Company, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(5)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024, (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

(6)

Mr. Beaudoin’s transition period to meet the minimum share ownership runs until March 23, 2026. Please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

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JOSHUA BEKENSTEIN	Director

Age: 65 Massachusetts, U.S.A. Not independent(1) Director since 2003 2023 Voting Results For: 93.53% Against: 6.47%

Mr. Bekenstein is a Senior Advisor at Bain Capital Investors, LLC. Prior to joining BCI in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein is a member of the board of directors and the Human Resources and Compensation Committee of Dollarama Inc. He also serves as a director of Bright Horizons Family Solutions Inc., for which he is a member of the Compensation Committee. He was a member of the board of directors and the Nominating and Governance Committee of Canada Goose Holdings Inc. until 2023. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration (MBA) from Harvard Business School.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
			Bright Horizons Family Solutions Inc.(2)	2013
	Human Resources & Compensation Committee	5/5	Dollarama Inc.(2)	2009

	Nominating Governance and Social Responsibility Committee	4/4
		Total: 100%
	Value of Total Compensation Received as Director (3)
	Fiscal 2024:	$312,176

Securities Held or Controlled as of January 31, 2024(4)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(5) ($)	Total Market Value of Securities Held(5) ($)
-	-	-	-	-	-	7,125	604,486	604,486

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(6): 4.5x(7)

Notes
(1)

Mr. Bekenstein is not considered independent because of his relationship with BCI. For details regarding BCI, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(2)

Bright Horizons Family Solutions Inc. is a public company since January 2013, but Mr. Bekenstein has been on the board of directors since 1986. Dollarama Inc. is a public company since October 2009, but Mr. Bekenstein has been on the board of directors since 2004.

(3)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(4)

Mr. Bekenstein does not personally own any voting securities of the Company. Mr. Bekenstein is a Managing Director and the Co-Chairman of BCI and as a result may be deemed to share beneficial ownership of the shares held by Bain. For details regarding BCI and Bain’s ownership of voting securities of the Company, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(5)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(6)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Director” of this Circular.

(7)

Mr. Bekenstein’s transition period to meet the minimum share ownership runs until March 23, 2026. Please refer to section “General Information—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

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JOSÉ BOISJOLI	Chair of the Board of Directors, President and Chief Executive Officer

Age: 66 Québec, Canada Not independent(1) Director since 2011 2023 Voting Results For: 99.41% Against: 0.59%

Mr. Boisjoli is Chair of the Board of Directors of BRP since 2019 and President and Chief Executive Officer of BRP since December 2003, when BRP became a standalone company. In October 1998, Mr. Boisjoli was named President of the Snowmobile and Watercraft division, the largest division of Bombardier Recreational Products Inc. In April 2001, he was given the added responsibility of managing the ATV division. Mr. Boisjoli joined Bombardier Recreational Products Inc. in 1989, after eight years in the pharmaceutical and road safety equipment industries. Mr. Boisjoli served on the board of directors of McCain Foods Group Inc. from January 2018 to February 2022. In 2005, Mr. Boisjoli received the prestigious title of Executive of the Year by Powersports Magazine, the most important powersports magazine in the United States. He was also named Entrepreneur of the Year, Québec, by EY in 2014, CEO of the year 2017 by the Canadian business newspaper Les Affaires, and Global Visionary of the Year in 2023 by The Globe and Mail. Mr. Boisjoli received a Bachelor of Engineering from the Université de Sherbrooke.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Investment and Risk Committee	5/6	N/A	N/A
Total: 92%
Value of Total Compensation Received as Director (2)
	Fiscal 2024:	Nil

Securities Held or Controlled as of January 31, 2024
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units ($)	Total Market Value of Securities Held(3) ($)

1,000,350	84,869,694	-	-	880,175	20,895,697	-	-	105,765,391

Total ownership as multiple of base salary as at January 31, 2024 (Target: 5x annual base salary): 83.2x(4)

Notes
(1)	Mr. Boisjoli is not independent as he is President and Chief Executive Officer of the Company.
(2)	No compensation was paid to directors who are employees of the Company. For further information, please refer to section “Compensation of Directors” of this Circular.
(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(4)

For further details on the share ownership requirements for certain executives, such as Mr. Boisjoli, please refer to section “Executive Compensation—Discussion and Analysis—Share Ownership Requirements” of this Circular.

2024 Proxy Circular

CHARLES BOMBARDIER	Director

Age: 50 Québec, Canada Not independent(1) Director since 2020 2023 Voting Results For: 99.43% Against: 0.57%

Mr. Bombardier is a corporate director. He was hired by BRP in 1989, and he later joined the R&D team to develop advanced vehicle concepts (Can-Am, Ski-Doo & Spyder). In 2006, he left the family business and created Jophem Holdings to finance startups, design new vehicle concepts and build prototypes in collaboration with universities. For 10 years, Mr. Bombardier also operated two BRP dealerships in Québec. Between 2017 and 2019, he has worked as a senior consultant for the International Civil Aviation Organization (ICAO). He is also a member of the board of directors of Bombardier Inc. since 2019. Mr. Bombardier is an engineer and holds a bachelor’s and a master’s of science degrees from the École de technologie supérieure and a certificate in board governance from Université Laval.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Investment and Risk Committee	6/6	Bombardier Inc.	2019
		Total: 100%
	Value of Total Compensation Received as Director(2)
	Fiscal 2024:	$298,077

Securities Held as of January 31, 2024(3)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)

-	-	-	-	-	-	6,130	520,058	520,058

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(5): 4.3x(6)

Notes
(1)

Mr. Bombardier is not considered independent as he is the son of J. R. André Bombardier, who is part of the management of 4338618, a Principal Shareholder. Mr. Bombardier is also the nephew of Claire Bombardier Beaudoin and Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and who both control Beaudier, a Principal Shareholder, through holding companies which they control.

(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)

Mr. Bombardier does not personally own any voting securities of the Company. For details regarding Beaudier and 4338618’s ownership of voting securities of the Company, please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(5)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1 .00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Director” of this Circular.

(6)

Mr. Bombardier’s transition period to meet the minimum share ownership runs until March 23, 2026. Please refer to section “General Information—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2024 Proxy Circular

ERNESTO M. HERNÁNDEZ	Director

Age: 66 State of Mexico, Mexico Independent Director since 2020 2023 Voting Results For: 99.97% Against: 0.03%

Mr. Hernández is a corporate director who has over 40 years of engineering sales, marketing and operations experience in the automotive industry. After starting his career at General Motors (Mexico) in 1980 as a Development Engineer, he worked in several positions including Engineering Manager, Executive Engineer, and Marketing Director. In 2003, he was appointed Vice-President of General Motors de México and Executive Director of Sales, Service and Marketing, where he successfully led the commercial operations of various brands including Chevrolet, Buick, GMC and Cadillac. In 2011, he took the helm as the first Mexican national to be appointed President and Managing Director. He held this role until September 2019 and retired in January 2020. During his tenure, Ernesto M. Hernández managed both the commercial and manufacturing sides of General Motors’ operations in Mexico, Central America and the Caribbean. He sits on the board of directors of Constellation Brands, Inc. and is a member of its Human Resources Committee and its Governance, Nominating and Responsibility Committee. He also sits on the board of directors of Dana Incorporated and is a member of its Audit Committee as well as its Technology and Sustainability Committee. He currently serves in various Chambers of Commerce and Business Councils. Mr. Hernández was an independent director on the board of directors of Grupo KUO, S.A.B. de C.V., DINE, S.A.B. de C.V., and Corporación Zapata, S.A. de C.V. He obtained a Bachelor of Science from Instituto Politécnico Nacional and he has also completed a Master of Science in Administration and a Master of Science in Management from the Instituto Tecnológico Autónomo de México and the Massachusetts Institute of Technology, respectively.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Investment and Risk Committee	6/6	Constellation Brands, Inc.	2014
	Audit Committee	5/5	Dana Incorporated	2022
		Total: 100%
	Value of Total Compensation Received as Director (1)
	Fiscal 2024:	$310,722

Securities Held or Controlled as of January 31, 2024
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)
-	-	-	-	-	-	5,096	432,325	432,325

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(3): 3.2x(4)

Notes
(1)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(3)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Director” of this Circular.

(4)

Mr. Hernández’s transition period to meet the minimum share ownership runs until November 29, 2025. Please refer to section “General Information—Share Ownership Guidelines for Non-Employee Director” of this Circular.

2024 Proxy Circular

KATHERINE KOUNTZE	Director

Age: 61 Massachusetts, U.S.A. Independent Director since 2020 2023 Voting Results For: 99.97% Against: 0.03%

Ms. Kountze is the Chief Information Officer (CIO) for Bose Corporation, a consumer retail company that develops sound solutions for entertainment, home audio, aviation, and automotive industries. She has held other various senior IT leadership positions across her over 25 years working in the technology field. Before joining Bose Corporation, Ms. Kountze was the Chief Information Officer for DentaQuest, a company that provides oral health care benefits and delivers oral care, from 2021 to 2022. Between 2012 and 2021, Ms. Kountze was also Senior Vice-President and Chief Information Officer (CIO) for Eversource Energy, the largest provider of electric, gas and water services in the New England area of the United States, where she held that position for 11 years and prior to that Ms. Kountze spent 2 years as the Vice-President and CIO for United Illuminating Company, an electric utility company in Connecticut. She is the Chair for the Boston CIO Leadership Council and a member of the Massachusetts Cybersecurity Council, a cybersecurity advisory group for the Governor of Massachusetts. Ms. Kountze serves on the board of The Children’s Place Inc. and is a member of its Audit Committee since November 2021. She has won several awards including 2021 Top Women in Energy, 2021 Diversity Women Elite 100, Most Impactful Black Women in Boston 2021, 2017 CIO of the Year, and 2015 Women Leading Stem Award. Ms. Kountze holds a bachelor’s degree in actuarial Math and Science and a master’s degree in Computer Science. She also received a certification in Risk and Information Security Controls (CRISC) in 2023.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Audit Committee	5/5	The Children’s Place Inc.	2021
		Total: 100%
	Value of Total Compensation Received as Director (1)
	Fiscal 2024:	$297,335

Securities Held or Controlled as of January 31, 2024
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)
-	-	-	-	-	-	5,096	432,325	432,325

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(3): 3.6x(4)

Notes
(1)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(3)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Director” of this Circular.

(4)

Ms. Kountze’s transition period to meet the minimum share ownership runs until November 29, 2025. Please refer to section “General Information—Share Ownership Guidelines for Non-Employee Director” of this Circular.

2024 Proxy Circular

ESTELLE MÉTAYER	Director

Age: 54 Québec, Canada Independent Director since 2014 2023 Voting Results For: 99.80% Against: 0.20%

Ms. Métayer is the president of EM Strategy Inc. and an adjunct professor at McGill University. Prior to that, she worked at the ING Bank (Netherlands, Poland), Bouygues Group (France, UK), and in Canada at McKinsey & Company, CAE Inc., and Competia Inc. which she founded and sold in 2004. She currently serves on the board of directors, sits on the Governance, Compensation and Human Resources Committee, the Strategy and Innovation Committee and chairs the Audemars Piguet Private Investment Committee of Audemars Piguet Holding S.A. (Switzerland). She also serves on the board of directors of Martur Fompak International (Republic of Türkiye) for which she is a member of the Audit Committee. Ms. Métayer joined the board of directors of Nortera Foods Inc. (Canada, U.S.A.) in December 2022 and chairs its Human Resources and Governance Committee as well as being chair of the board. In the last few years, she served on various advisory boards and boards of directors, including the board of directors of Ivanhoe Cambridge Inc. (Canada) for which she was a member of the Human Resources and Compensation Committee and chaired its Governance and Ethics Committee (Canada), and Agropur Cooperative (Canada) where she was a member of the Technology Committee, the Governance Committee and the Sustainable Development Committee. Ms. Métayer is a certified director of the Institut Français des Administrateurs and attended the High Performing Boards Program at Harvard Business School. She was trained in the Netherlands, where she obtained her MBA and Drs. from the University of Nijenrode. Ms. Métayer has also developed an expertise in ESG, including climate-related issues, notably through having chaired on several board committees overseeing ESG strategy, and having obtained a certificate on Sustainable Real Estate from Cambridge University in 2021.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Audit Committee	5/5	N/A	N/A
	Nominating, Governance and Social Responsibility Committee	4/4
Total: 100%
Value of Total Compensation Received as Director(1)
	Fiscal 2024:	$327,281

Securities Held or Controlled as of January 31, 2024
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)

-	-	-	-	-	-	28,201	2,392,589	2,392,589

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(3): 17.9x

Notes
(1)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(3)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Director” of this Circular.

2024 Proxy Circular

NICHOLAS NOMICOS	Director

Age: 61 Massachusetts, U.S.A. Independent Director from 2004–2015(2) & 2016–present(2) 2023 Voting Results For: 99.87% Against: 0.13%

Mr. Nomicos is a Senior Advisor of Nonantum Capital Partners, LLC, a middle market private equity firm that he founded with other executives in 2018. Prior to that, Mr. Nomicos was at Bain Capital Investors, LLC where he worked from 1999 to 2016 as an Operating Partner focused on investments in the manufacturing and consumer product sectors and as a Managing Director of Bain Capital Credit, LP, the credit arm of BCI. Previously, Mr. Nomicos was a senior corporate development and manufacturing executive at Oak Industries Inc., and he spent several years at Bain & Company, Inc. where he was an engagement manager. Mr. Nomicos serves on the board of directors and is a member of the Audit Committee of Dollarama Inc. He received a Master of Business Administration (MBA) from Harvard Business School and a Bachelor of Science in Engineering from Princeton University.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Audit Committee	5/5	Dollarama Inc.(3)	2009
	Investment and Risk Committee(1)	3/3
		Total: 100%
	Value of Total Compensation Received as Director(4)
	Fiscal 2024:	$328,909

Securities Held or Controlled as of January 31, 2024
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(5) ($)	Total Market Value of Securities Held(5) ($)
-	-	-	-	-	-	7,125	604,486	604,486

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(6): 4.0x(7)

Notes
(1)	Mr. Nomicos was appointed as a member of the Investment and Risk Committee on June 1, 2023.
(2)	Mr. Nomicos served a first term as director from 2004 to 2015, and was re-appointed to the Board of Directors in December 2016.
(3)	Dollarama Inc. is a public company since October 2009, but Mr. Nomicos has been a member of its board of directors since 2004.
(4)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(5)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(6)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Director” of this Circular.

(7)

Mr. Nomicos’ transition period to meet the minimum share ownership runs until January 17, 2026. Please refer to section “General Information—Share Ownership Guidelines for Non-Employee Director” of this Circular.

2024 Proxy Circular

EDWARD PHILIP	Director

Age: 58 Massachusetts, U.S.A. Independent Director since 2005 2023 Voting Results For: 98.48% Against: 1.52%

Mr. Philip is a corporate director. He served as the Chief Operating Officer of Partners in Health (a non-profit health care organization) from 2013 until 2017. In addition, Mr. Philip was a Special Partner at Highland Consumer Fund (consumer-oriented private equity fund), serving in this role from 2013 until 2017. He served as Managing General Partner at Highland Consumer Fund from 2006 to 2013. Prior thereto, Mr. Philip served as President and Chief Executive Officer of Decision Matrix Group, Inc. (research and consulting firm) from 2004 to 2005. Prior to joining Decision Matrix Group, Inc., he held several positions at Terra Networks, S.A. (global Internet company), Lycos, Inc. (an Internet service provider and search company), The Walt Disney Company, and prior thereto Mr. Philip spent a number of years in investment banking. He recently retired from the board of directors of Hasbro, Inc., of which he was a director from 2002 until 2023. Mr. Philip is also the Non-Executive Chairman of United Airlines Holdings, Inc. and sits on its Audit Committee, and is also Chairman of its Executive Committee and of its Nominating and Governance Committee. In addition, he is on the board of directors, a member of the Compensation Committee and Chairman of the Audit Committee of Blade Air Mobility, Inc., a technology-powered, global air mobility platform. Mr. Philip received a B.S. in Economics and Mathematics from Vanderbilt University and holds a Master of Business Administration from Harvard Business School.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	5/6	Entity	Since
	Human Resources & Compensation Committee(1)	4/5	Blade Air Mobility, Inc. (previously Experience Investment Corp.)	2019
	Nominating Governance and Social Responsibility Committee(1)	3/4	United Airlines Holdings, Inc.	2016
		Total: 80%
	Value of Total Compensation Received as Director (2)
	Fiscal 2024:	$370,077

Securities Held or Controlled as of January 31, 2024
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(3) ($)	Total Market Value of Securities Held(3) ($)

5,025	426,321	-	-	-	-	31,879	2,704,579	3,130,900

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(4): 18.0x

Notes
(1)	Mr. Philip is the Chair of the Human Resources & Compensation Committee and the Nominating Governance and Social Responsibility Committee.
(2)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(4)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2024 Proxy Circular

MICHAEL ROSS	Director

Age: 64 Québec, Canada Independent Director since 2022 2023 Voting Results For: 99.99% Against: 0.01%

Mr. Ross is a corporate director. He was Chief Financial Officer of Sesami Cash Management Technologies Corporation (“Sesami”) from 2022 to 2023. In this role, he was responsible for all financial activities, corporate development, and strategic planning. Prior to joining Sesami, Mr. Ross was Chief Financial Officer of Dollarama Inc. for over a decade. Prior to that, Mr. Ross was CFO of Sanimax Industries, a rendering services company, and spent over 20 years in senior financial roles in the television and broadcasting industry. He began his career as an auditor with Ernst & Young. Mr. Ross is a member of the board of directors of Pixcom Inc., the Fondation CHU Sainte-Justine and FEI—Québec Chapter. He was previously a member of the board of directors of Investissement Québec, la Fondation Marie-Vincent, Fondation Dr. Clown and Muscular Dystrophy Canada. Mr. Ross holds a bachelor’s degree in commerce and a graduate diploma in accounting from Concordia University. He received the Fellow of the Order distinction (FCPA) in 2012.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Audit Committee	5/5	N/A	N/A
Total: 100%
Value of Total Compensation Received as Director(1)
	Fiscal 2024:	$295,242

Securities Held or Controlled as of January 31, 2024
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the- Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(2) ($)	Total Market Value of Securities Held(2) ($)

-	-	-	-	-	-	2,175	184,538	184,538

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(3): 1.5x(4)

Notes
(1)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(3)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Director” of this Circular.

(4)

Mr. Ross joined the Board of Directors on November 21, 2022. His transition period to meet the minimum share ownership runs until November 20, 2027. Please refer to section “General Information—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2024 Proxy Circular

BARBARA SAMARDZICH	Lead Director(1)

Age: 65 Michigan, U.S.A. Independent Director since 2017 2023 Voting Results For: 99.93% Against: 0.07%

Ms. Samardzich is a corporate director. Ms. Samardzich previously held various senior leadership positions across her 26-year career with Ford Motor Company. Before retiring in 2016, she was the Vice-President and Chief Operating Officer of Ford Europe leading a team of over 30,000 employees. In previous years, she served as Vice-President, Product Development; Vice-President, Global Powertrain Engineering and held various roles in powertrain and vehicle engineering within Ford. She has also worked in various engineering roles at Westinghouse Electric Corporation. Ms. Samardzich sits on the board of directors of Adient plc (Ireland) and chairs its Human Capital and Compensation Committee and is a member of its Corporate Governance and Executive Committees. She also serves as a director of Amogy Inc., a privately-held clean energy company, and is a member of its Compensation Committee and Audit Committee. She served as a director of Velodyne LiDAR and as a member of its Audit Committee and chair of its Compensation Committee until 2021 and as a director of AB SKF until 2022. She has won many awards including CBTNews “Leading Women in Automotive in 2019” and 2016 Automotive News Europe “25 Leading Women in the European Auto Industry.” Ms. Samardzich holds a Bachelor of Science in Mechanical Engineering from the University of Florida, a Master of Science in Mechanical Engineering from Carnegie Mellon University, and a Master of Science in Engineering Management from Wayne State University.

	Board/Committee Membership	Attendance	Other Public Board Membership
	Board of Directors	6/6	Entity	Since
	Investment & Risk Committee(2)	6/6	Adient plc	2016
	Human Resources & Compensation Committee	5/5
	Nominating Governance and Social Responsibility Committee	4/4
Total: 100%
Value of Total Compensation Received as Director(3)

	Fiscal 2024:	$376,671

Securities Held or Controlled as of January 31, 2024
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(4) ($)	Total Market Value of Securities Held(4) ($)

-	-	-	-	-	-	13,062	1,108,218	1,108,218

Total ownership as multiple of retainer as at January 31, 2024 (Target: 5x annual base cash retainer)(5): 5.7x

Notes
(1)	Ms. Samardzich is the Lead Director of the Company. Please refer to section “Disclosure of Corporate Governance Practices” of this Circular.
(2)	Ms. Samardzich is Chair of the Investment & Risk Committee.
(3)	For a complete itemization of the compensation, please refer to section “Compensation of Directors” of this Circular.
(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.
(5)

Equity ownership was assessed as at January 31, 2024, based on the closing price of the Subordinate Voting Shares on the TSX on that date ($84.84), converted to U.S. dollars based on the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387). For further details on the share ownership guidelines applicable to non-employee directors, please refer to section “Compensation of Directors—Share Ownership Guidelines for Non-Employee Directors” of this Circular.

2024 Proxy Circular

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for (i) Élaine Beaudoin who was a board member of Bodycad Laboratories Inc., since 2013, which was under the protection of the Companies’ Creditors Arrangement Act (“CCAA”) from December 2022 to April 28, 2023, and (ii) Joshua Bekenstein who was a director of Toys “R” Us, Inc. from 2005 to 2019, which filed for bankruptcy in September 2017, and who was from 2010 to 2017 a director of The Gymboree Corporation, which filed for bankruptcy in June 2017.

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

Appointment of Independent Auditor

At the Meeting, shareholders will be asked to appoint the firm of Deloitte LLP (“Deloitte”) to hold office as the Company’s independent auditor until the close of the next annual meeting of shareholders.

Deloitte has served as independent auditor of the Company since 2006 and is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

The audit committee of the Company (the “Audit Committee”) is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services.

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In considering Deloitte’s appointment and Deloitte’s compensation for audit and permitted non-audit services, the Audit Committee considered a number of factors, including, but not limited to:

•

Deloitte is a registered public accounting firm with the Public Company Accounting Oversight Board (United States) (PCAOB) as required by the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the Rules of the PCAOB;

•	Deloitte’s independence and its processes for monitoring and maintaining its independence;

•	Deloitte’s depth of understanding of BRP’s operations, accounting policies and practices and internal control over financial reporting;

•

Deloitte’s performance during its engagement for the fiscal year ended January 31, 2024, and report describing the firm’s internal quality control procedures and the results of recent reviews of the firm’s quality control system including any independent review;

•	the professional qualifications and experience of key members of the engagement team, including the lead audit partner, for the audit of the Company’s consolidated financial statements;

•	Deloitte’s global footprint and its alignment with BRP’s worldwide business activities;

•

the quality of Deloitte’s communications with the Audit Committee regarding the conduct of the audit, and with management with respect to issues identified in the audit, and the consistency of such communications with applicable auditing standards;

•	Deloitte’s reputation for integrity and competence in the fields of accounting and auditing; and

•	the appropriateness of Deloitte’s fees for audit and non-audit services.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the appointment of the independent auditor or voted in accordance with the specification in the proxy, the persons named in the form of proxy intend to vote FOR the appointment of Deloitte LLP as independent auditor of the Company. For Fiscal 2024 and the fiscal year ended January 31, 2023 (“Fiscal 2023”), the Company was billed the following fees by its independent auditor, Deloitte LLP:

	Fiscal 2024	Fiscal 2023

Audit Fees(1)	5,515,701	4,541,500

Audit Related Fees(2)	1,165,189	772,597

Tax Fees(3)	124,674	126,429

All Other Fees(4)	1,196	-

Total Fees Paid	$6,806,760	$5,440,526

(1)	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)

“Audit Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of statutory audit or review of the Company’s financial statements other than those included in “Audit Fees,” such as consultation on accounting and reporting matters.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees.” This category includes fees for tax compliance, tax advice and tax planning.
(4)	“Other Fees” include fees for products and services provided by the independent auditor other than those included above.

Additional details with respect to the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the 2024 AIF, available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

2024 Proxy Circular

Say-on-Pay Advisory Resolution on Approach to Executive Compensation

The Human Resources & Compensation Committee (the “HRCC”) and the Board of Directors spend considerable time and effort overseeing the implementation of the Company’s executive compensation program, and are satisfied that the policies and programs in place are based on fundamental principles of pay-for-performance aimed at aligning the interests of the senior executive team with those of shareholders and reflecting competitive market practices. This compensation approach allows the Company to attract, retain and motivate high-performing executives who will be incentivized to increase business performance and enhance shareholder value on a sustainable basis.

The Board of Directors believes that shareholders should have the opportunity to fully understand the objectives and principles underlying executive compensation decisions made by the Board of Directors and is committed to maintaining an ongoing engagement process with the Company’s shareholders by adopting effective measures to receive shareholder feedback. In this light, at last year’s annual shareholder meeting, shareholders were asked to consider an advisory resolution regarding the Company’s approach to executive compensation, which advisory resolution received the approval of 98.31% of shareholders. This year again, at the Meeting, shareholders will be asked to consider the Say-on-Pay Advisory Resolution regarding the Company’s approach to executive compensation, which is described in further details under the section “Executive Compensation—Discussion and Analysis” of this Circular. Such section discusses the Company’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of the Company’s executive compensation program. It explains how the Company’s executive compensation program is based on a pay-for-performance approach that is aligned with the long-term interests of the Company’s shareholders.

As a result, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, adopt the following annual Say-on-Pay Advisory Resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2024 annual meeting of shareholders of the Company.”

As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the HRCC and the Board of Directors will review, analyze and take into account the voting results and the feedback received from the shareholders, as appropriate, when reviewing executive compensation policies and programs in the future. Results of the vote will be disclosed in the report of voting results and related press release and in next year’s management proxy circular to be posted under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com shortly after the Meeting.

Unless a proxy specifies that the Shares it represents should be voted against the Say-on-Pay Advisory Resolution or voted in accordance with the specification in the proxy, the persons named in the form of proxy or voting instruction form, as applicable, intend to vote FOR the approval of the Say-on-Pay Advisory Resolution.

2024 Proxy Circular

COMPENSATION OF DIRECTORS

The director compensation program of the Company is designed to (i) attract and retain qualified individuals who possess extensive and relevant experience with other international successful Canadian and U.S.-listed companies, (ii) align the compensation of the directors with the interest of the Company’s shareholders through security-based compensation.

All directors of the Company who are not employees of the Company are entitled to receive compensation for their services as directors. As a result, all directors except Mr. José Boisjoli, Chair of the Board of Directors, President and Chief Executive Officer of the Company, are entitled to director compensation. As President and Chief Executive Officer, Mr. José Boisjoli’s compensation is disclosed under “Executive Compensation—Discussion and Analysis.”

The following table outlines the annual compensation to which all non-employee directors were entitled in Fiscal 2024. For a summary of the total compensation earned by such directors during Fiscal 2024, please refer to the section entitled “Compensation of Directors—Fees Earned by Directors who are not Employees of the Company” of this Circular.

Fiscal 2024 Director Compensation

Compensation Amount ($)(1)
Board Member:

Cash Retainer	107,092

Equity Retainer(2)	174,025

Lead Director:	40,160

Committee Chair Cash Retainer:

Audit Committee	20,080

Human Resources & Compensation Committee	20,080
Nominating Governance and Social Responsibility Committee	20,080
Investment and Risk Committee	20,080

Committee Member Cash Retainer

Audit Committee	13,387

Human Resources & Compensation Committee	13,387

Nominating Governance and Social Responsibility Committee	13,387

Investment and Risk Committee	13,387

Per-Meeting Fees	—

(1)

The compensation of directors who are not employees of the Company is paid in U.S. dollars. The amounts shown in the above table have been converted in Canadian dollars using the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.3387).

(2)	This amount does not include the dollar value of DSUs (defined hereafter) credited as dividend equivalents.

To encourage the alignment of the interests of the directors with those of the shareholders, a Deferred Share Unit Plan (the “DSU Plan”) was implemented on May 29, 2013. The DSU Plan provides that the entirety of the equity retainer to be received by each director who is not an employee of the Company is to be paid in deferred share units (“DSUs”), and further provides that each such director may elect to receive up to 100% of his or her cash retainer in the form of DSUs.

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The cash and equity retainers are paid on a quarterly basis and the number of DSUs to be issued is based on the volume weighted average trading price of the Subordinate Voting Shares on the TSX for the five trading days prior to such issuance. The DSUs vest immediately and take the form of a bookkeeping entry credited to the eligible director’s account for as long as he/she remains a director, only to be paid after the director ceases to act as director. If any dividends are paid on the Subordinate Voting Shares, outstanding DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on the Subordinate Voting Shares. The DSU Plan is not dilutive.

In addition to the compensation described above which is payable to directors who are not employees of the Company, BRP vehicles are made available to the directors in accordance with the Company’s policy applicable to Vice-Presidents of the Company. Directors who are not employees of the Company are also entitled to the reimbursement of travel fees and out-of-pocket expenses as applicable.

The Company does not offer a meeting fee for Board of Directors members. The total retainer is deemed to be the full payment for the role of director.

Fees Earned by Directors who are not Employees of the Company

The following table shows the allocation of fees and the total fees earned by the directors who are not employees of the Company during Fiscal 2024.

	Fees Earned by Directors who are not Employees of the Company(1)
	Board Cash Retainer(2)				Board Equity Retainer(3)		Committees Cash Retainer
Directors	Dollar Value ($)	Amount Elected to be Received in Cash ($)	Amount Elected to be Received in DSUs	Equivalent Number of DSUs	Dollar Value ($)(4)	Equivalent Number of DSUs	Chair of Committee ($)	Committee Member ($)	Total Fees Earned ($)	All Other Com- pensation ($)	Total ($)

Pierre Beaudoin	107,092	107,092	-	-	178,311	1,809	-	26,773	312,176	-	312,176

Élaine Beaudoin(5)	80,319	80,319			130,735	1,338		-	211,054		211,054

Joshua Bekenstein	107,092	107,092	-	-	178,311	1,809	-	26,773	312,176	-	312,176

Charles Bombardier	107,092	107,092	-	-	177,598	1,802	-	13,387	298,077	-	298,077

Ernesto M. Hernández	107,092	107,092	-	-	176,857	1,795	-	26,773	310,722	-	310,722

Katherine Kountze	107,092	107,092	-	-	176,857	1,795	-	13,387	297,335	-	297,335

Louis Laporte(6)	53,546	53,546			90,108	822		13,333	296,012		296,012

Estelle Métayer	107,092	107,092	-	-	193,416	1,999	-	26,773	327,281	-	327,281

Nicholas Nomicos	107,092	107,092	-	-	178,311	1,809	20,080	23,426	328,909	-	328,909

Edward Philip	107,092	107,092	-	-	196,052	1,987	40,160	26,773	370,077	-	370,077

Michael Ross	107,092	107,092	-	-	174,764	1,774	-	13,387	295,242	-	295,242

Barbara Samardzich	107,092	107,092	-	-	182,567	1,817	20,080	26,773	376,671	-	376,671

(1)

The compensation of directors who are not employees of the Company is paid in U.S. dollars. The amounts shown in the above table have been converted in Canadian dollars using the daily rate of exchange published by Refinitiv on January 31, 2024 (U.S.$1 = $1.3387).

(2)	The cash retainers are paid quarterly.
(3)

The DSUs are credited to board members who are not employees of the Company as of the last day of each fiscal quarter of the Company. On the last day of each fiscal quarter, U.S.$32,500 is converted in Canadian dollar, using the daily rate of exchange published by Refinitiv as of such date, and such amount is divided by the volume weighted average trading price of the Subordinate

2024 Proxy Circular

Voting Shares on the TSX for the five trading days preceding such date in order to determine the number of DSUs to be granted. In addition, if and when dividends are paid on the Subordinate Voting Shares, outstanding DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on the Subordinate Voting Shares.

(4)	This amount includes the dollar value of DSUs credited as dividend equivalents up to January 31, 2024.
(5)

Ms. Beaudoin joined the Board of Directors in May 2023. As a result, this table reflects the fees she earned pro rata the applicable period of time during which she was a member of the Board of Directors.

(6)

Mr. Laporte was a member of the Board of Directors from February until May in Fiscal 2024. As a result, this table reflects the fees he earned for the applicable period of time during which he was a member of the Board of Directors.

Share Ownership Guidelines for Non-Employee Directors

The Board of Directors adopted share ownership guidelines according to which each director who is not an employee of the Company is expected to hold at least five times the value of his or her annual base cash compensation in Subordinate Voting Shares and/or DSUs, based on the greater of: (i) the current market price of the Subordinate Voting Shares; and (ii) the closing price of the Subordinate Voting Shares on the date on which the Subordinate Voting Shares or DSUs, as applicable, were acquired. There is a five-year transition period for independent directors to comply from the date of joining the Board of Directors or from the adoption of the original guidelines on March 17, 2016, whichever is greater. In addition, the directors who are not independent directors for purposes of National Instrument 52-110–Audit Committee, as amended from time to time (“NI 52-110”), and who were not subject to the share ownership guidelines prior to its amendment on March 24, 2021 (notably to extend its application to all non-employee directors), have a transition period of five years from the date of joining the Board of Directors or from the adoption of the amended share ownership guidelines on March 24, 2021, whichever is greater, to attain the ownership requirement. As at April 18, 2024, all non-employee directors met the expected minimum share ownership, except for (i) Mr. Hernández, for whom the transition period runs until November 29, 2025, (ii) Ms. Kountze, for whom the transition period runs until November 29, 2025, (iii) Mr. Nomicos, for whom the transition period runs until January 17, 2026, (iv) Messrs. Beaudoin, Bekenstein and Bombardier whose transition periods run until March 23, 2026, (v) Mr. Ross, for whom the transition period runs until November 20, 2027, and (vi) Ms. Beaudoin who joined the Board of Directors on June 1, 2023, and for whom the transition period runs until June 1, 2028.

2024 Proxy Circular

EXECUTIVE COMPENSATION—DISCUSSION AND ANALYSIS

The following discussion describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers (“Named Executive Officers” or “NEOs”), being (i) the Chief Executive Officer (“CEO”), (ii) the Chief Financial Officer (“CFO”), (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company, and (iv) each individual who would have been a NEO but for the fact that such individual was neither an executive officer of the Company nor acting in a similar capacity at the end of Fiscal 2024.

At the end of Fiscal 2024, the Company announced some changes to its leadership structure. As a result of the announcement, Mr. Sandy Scullion, formerly President, Powersports, was appointed President, Powersports and Marine. For Fiscal 2024, the Company’s NEOs were:

●	José Boisjoli, President and CEO;

●	Sébastien Martel, CFO;

●	Sandy Scullion, President, Powersports and Marine;

●	Thomas Uhr, Chief Technology Officer (“CTO”); and

●	Denys Lapointe, Chief Design Officer.

Executive Compensation Philosophy and Objectives

The Company’s compensation program is designed to retain, motivate and reward the executive officers for their performance and contribution to the Company’s long-term success, and to align the interests of the executive officers with those of the Company’s shareholders. The Board of Directors seeks to compensate the executive officers by combining short-term cash and long-term equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives and to align executive officers’ incentives with shareholder value creation.

To support the Company’s vision and mission, the executive officers must be fully engaged to innovate and deliver results that meet or exceed expectations from all the Company’s stakeholders, including its shareholders. The Company’s executive officer compensation philosophy is to pay fair, reasonable and competitive compensation with an emphasis on pay-for-performance philosophy.

The Company’s executive officer compensation policy:

●	supports and promotes successful execution of the business strategy;

●	provides executives with competitive rewards and an appropriate pay mix based on a pay-for-performance philosophy;

●	is designed to attract and engage talented and results-oriented executives with experience in a global business environment;

●	drives desired performance and encourages discretionary effort; and

●	promotes flexibility and agility in managing the business to succeed as a global organization and to adapt to local requirements and culture.

Role and Accountabilities of the Human Resources and Compensation Committee

The HRCC is composed of Messrs. Beaudoin, Bekenstein and Philip and Ms. Samardzich, with Mr. Philip acting as chair. All members of the HRCC have a working familiarity with human resources and

2024 Proxy Circular

compensation matters. The relevant experience of each member of the HRCC is described as part of their respective biographies. Please refer to section “Business of the Meeting—Election of Directors—Description of Proposed Director Nominees” of this Circular. Mr. Philip and Ms. Samardzich are considered independent under the standards set forth under Section 1.4 of NI 52–110, whereas Messrs. Beaudoin and Bekenstein are not considered independent under such standards. Please refer to section “Disclosure of Corporate Governance Practices—Board of Directors—Independence” of this Circular for a discussion on the independence of the members of the Board of Directors.

The HRCC plays a critical role in the oversight and governance of the Company’s executive compensation policies and programs. The purpose of the HRCC is to assist and act for the Board of Directors in fulfilling its responsibilities with respect to:

●	the establishment of key human resources and compensation policies, including all incentive and equity-based compensation plans;

●	the performance evaluation of the CEO and the executive officers, and determination of the compensation for the CEO and the executive officers of the Company; and

●	the executive officers’ succession planning, including the oversight over the appointment and evaluation of senior management, but excluding the CEO’s succession.

Under the written charter of the HRCC adopted by the Board of Directors, the HRCC assumes the following responsibilities on matters that are specific to executive compensation:

●

annually reviews and monitors the Chief Executive Officer’s human resources plan, talent management plan and leadership development plan including overall organizational health and effectiveness and employee engagement and review the Chief Executive Officer’s report on the matter;

●

annually reviews and approves a total compensation policy that takes into account, among others, (i) a base salary, (ii) bonus and (iii) other direct and indirect benefits and report to the Board of Directors on these matters;

●	annually reviews and makes recommendations to the Board of Directors with respect to the performance goals and objectives relevant to the Chief Executive Officer and Executive Officers’ compensation;

●

annually reviews and evaluates the performance of the Chief Executive Officer, and the Executives Officers, in each case in light of pre-established performance objectives and reports its conclusions to the Board of Directors;

●

annually reviews the Company’s succession plan for the Executive Officers with the exception of the Chief Executive Officer, including appointment, training and evaluation, and reviews any report from the Chief Executive Officer on the succession plan;

●

annually reviews and approves the compensation for the Chief Executive Officer and the Executive Officers, including annual salary, bonus and other direct and indirect benefits, ensures that such compensation realistically reflects their respective responsibilities and, in the Committee’s discretion, recommends any changes to the Board of Directors for consideration;

●

considers, recommends, monitors and approves any benefit plans, retirement plans, bonus, stock savings and incentive plans, and stock option and other medium or long-term incentive plans or certain terms or elements thereof for the Chief Executive Officer and the Executive Officers and oversees the administration of such plans, approves any share reserve in respect of any such plan, and assesses the effectiveness and appropriateness of such plans on an ongoing basis;

●	oversees, identifies and manages risks in relation to compensation policies and practices and reviews public disclosure in this respect; and

●	reviews and approves executive compensation disclosure to be included in the management proxy circular or any other document before it is publicly released.

2024 Proxy Circular

Please refer to the section “Disclosure of Corporate Governance Practices—Board of Directors Committees—Human Resources and Compensation Committee” of this Circular for further information regarding the HRCC.

Compensation Consulting Services

Under its charter, the HRCC has the authority to retain and does retain, from time to time, the services of executive compensation consultants to provide independent advice on executive compensation and related governance issues. The HRCC also has the authority to determine and pay the fees of such consultants. All compensation and non-compensation services provided by such independent advisors, consultant and experts to the Company must be pre-approved by the HRCC or its chair.

In Fiscal 2023 and 2024, the HRCC retained the services of Meridian Compensation Partners L.L.C. (“Meridian”) to attend some HRCC meetings to present a review of compensation-related decisions as well as report on compensation trends and practices. Ultimately, the compensation-related decisions are made by the HRCC and may reflect factors and considerations other than information and recommendations provided by Meridian. During both Fiscal 2023 and Fiscal 2024, Meridian did not provide any services other than those related to executive compensation as described above, and it did not provide services to the Company’s directors or executive officers directly.

The aggregate fees billed to the Company for Fiscal 2024 and Fiscal 2023 for executive compensation-related services by Meridian are as set out below:

	Fiscal 2024	Fiscal 2023
Executive Compensation-Related Fees Meridian	$159,729	$68,473

Total Fees Paid	$159,729	$68,473

Market Positioning and Benchmarking

The Company adopted a compensation policy that is specific to the executive officers of the Company and provides for a positioning of each element of total compensation within a well-defined group of comparable companies.

As part of a compensation review conducted in Fiscal 2022 with the assistance of Meridian, the Canadian and U.S. groups of comparable companies was reviewed and a single blended peer group was established for Fiscal 2023 and Fiscal 2024, comprised of both Canadian and U.S. public companies.

The peer group is comprised of North American publicly traded companies with multinational operations, with revenues ranging from one third to three times BRP’s revenues, and operating primarily in related industries (leisure products, automotive and related industries).

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The following table presents the companies included in the peer group used by the Company for purposes of benchmarking executive compensation:

Pay Peer Group
Company	LTM Revenues (In Millions)(1)	GICS Sub-Industry (2)	Head-Quarter Location
AtkinsRéalis	$8,255	Construction and Engineering	Montréal, QC, Canada
BorgWarner Inc.	$19,007	Auto Parts and Equipment	Auburn Hills, MI, U.S.A.
Brunswick Corporation	$8,570	Leisure Products	Mettawa, IL, USA
CCL Industries Inc.	$6,650	Metal and Glass Containers	Toronto, ON, Canada
CGI Inc.	$14,449	IT Consulting and Other Services	Montréal, QC, Canada
Finning International Inc.	$10,527	Trading Companies and Distributors	South Surrey, BC, Canada
Harley-Davidson, Inc.	$7,813	Motorcycle Manufacturers	Milwaukee, WI, USA
Linamar Corporation	$9,340	Auto Parts and Equipment	Guelph, ON, Canada
Martinrea International Inc.	$5,339	Auto Parts and Equipment	Vaughan, ON, Canada
NFI Group Inc.	$3,449	Construction Machinery and Heavy Trucks	Winnipeg, MB, Canada
PACCAR Inc.	$47,025	Construction Machinery and Heavy Trucks	Bellevue, WA, U.S.A.
Polaris Inc.	$11,960	Leisure Products	Medina, MN, U.S.A.
TFI International Inc.	$10,069	Trucking	St-Laurent, QC, Canada
Thor Industries, Inc.	$14,075	Automobile Manufacturers	Elkhart, IN, U.S.A.
Winnebago Industries, Inc.	$4,420	Automobile Manufacturers	Forrest City, IA, U.S.A.
WSP Global Inc.	$14,274	Construction and Engineering	Montréal, QC, Canada

BRP	$10,363	Leisure Products	Valcourt, QC, Canada
25th percentile	$7,813
Median	$10,069
75th percentile	$14,075

(1)

Data used at the time of the Fiscal 2024 compensation review was sourced from publicly available information as of February 22, 2024. Revenues reported in U.S. dollars were converted from U.S. dollars to Canadian dollars using the foreign exchange rate provided by Refinitiv on January 31, 2024 (U.S.$1.00 = $1.33870).

(2)	Global Industry Classification Standard.

2024 Proxy Circular

Compensation Philosophy and Elements of Compensation

The Company targets a total compensation at market median and up to the 75th percentile for top performers.

The Company’s executive compensation program consists primarily of six elements: base salary, short-term incentives, long-term equity incentives, group benefits, retirement benefits and perquisites, as illustrated below:

TOTAL DIRECT COMPENSATION

OTHER ELEMENTS OF COMPENSATION

Group Benefits	Retirement Benefits	Perquisites

● Investment in executive health and well-being. ● To provide a safety net to protect against the financial burden that can result from illness, disability or death.	● To provide retirement income security. ● To retain key talent.	● Facilitate business conduct and promotion of BRP’s products at a limited cost to the Company.

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The following chart sets forth (i) the relative weight attributable to each element of target total direct compensation, namely base salary and target short-term and long-term incentives, in the total direct compensation awarded to the NEOs who were employed by the Company at the end of Fiscal 2024, and (ii) at the top of the chart, the percentage, for each such NEOs, of the target total direct compensation which was considered at risk (not guaranteed) for Fiscal 2024:

Base Salary

The base salary established for each of the Company’s executive officers is intended to reflect each executive officer’s ability to contribute to the Company’s success through their expertise, experience and know-how. Base salary is not contingent on short-term variation in operating performance, and therefore sustains individual performance and competency development.

The amount payable to an executive officer is determined based on the scope of their responsibilities and relevant experience, while taking into account competitive market compensation within the Company’s comparator groups for similar positions and overall market demand for such executive. Base salaries are targeted at the market median of the competitive market, with base salaries for top performers achieving superior performance being set above the market median of the competitive market.

The HRCC annually reviews and approves the compensation for the Chief Executive Officer and the executive officers, including but not limited to annual salary, ensures that such compensation realistically reflect their respective responsibilities and reports such to the Board of Directors. The HRCC also annually reviews and makes recommendations to the Board of Directors with respect to the performance goals and objectives relevant to the Chief Executive Officer and executive officers’ compensation.

2024 Proxy Circular

Incentive Programs that Support a Strong Pay-for-Performance Philosophy

Pay-for-Performance Philosophy

Short-Term Incentives Incentive plan rewarding achievement of key performance measures	Long-Term Incentives Stock options plan aligning executive compensation with shareholder value creation

Approximately 70% of the target total direct compensation of the NEOs is driven by performance

The Company currently sponsors two incentive programs for its executive officers and other key employees. Each program supports and promotes the successful execution of the business strategy, drives desired performance and encourages discretionary effort. The following presents an overview of the two programs and illustrates how they support a robust pay-for-performance philosophy.

Short-Term Incentive Plan

● The objectives of the short-term incentive program are to:

o   share in the Company’s success;

o   reward collective performance and results;

o   drive employee engagement as a foundation for high performance;

o   align employee contribution to the Company’s objectives; and

o   encourage employees in successfully executing the Company’s strategic plan.

● The program rewards the attainment of financial and other key performance indicators.

Long-Term Incentive Plan (Stock Option)

● The objectives of the long-term incentive program are to:

o   align the interests of the employees with those of the shareholders;

o   promote the Company’s long-term growth;

o   share in the creation of economic value;

o   share the risk;

o   retain key employees; and

o   offer potential reward to high contributors and high potential candidates.

● Stock options were chosen as the preferred long-term incentive vehicle to ensure that value was delivered to shareholders.

● Stock options vest in tranches over a four-year period to promote strong retention.

● Stock options offer a strong incentive leverage to reward long-term appreciation in shareholder value.

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Short-Term Incentive Plan

Each executive is provided with an individual bonus payout target and a maximum bonus payout for a given fiscal year, established as a percentage of such executive’s base salary on the assumption that all of the performance measures used under the short-term incentive plan (the “STIP”) are met at target levels and maximum levels, respectively. Targets are aligned at the market median of the competitive market and the maximum bonus payout is set at twice the predetermined bonus payout target for exceptional results. For Fiscal 2024, the bonus payout target and the maximum bonus payout, as a percentage of base salary, for each of the NEOs were as follows:

Name and Position	Bonus Payout Target as a Percentage of Base Salary	Maximum Bonus Payout as a Percentage of Base Salary
José Boisjoli President and CEO	125%	250%
Sébastien Martel CFO	80%	160%
Sandy Scullion President, Powersports and Marine	80%	160%
Thomas Uhr CTO	80%	160%
Denys Lapointe Chief Design Officer	80%	160%

The Company’s STIP is ultimately under the responsibility of the HRCC which may consider, recommend, monitor and approve incentive plans or certain terms or elements thereof, oversee the administration of such plans and assess the effectiveness and appropriateness of such plans on an ongoing basis. The payout grid, which articulates performance thresholds and multipliers for levels of achievement, is also reviewed annually by the HRCC to assess the appropriate level of targets based on past performances and future outlook.

For Fiscal 2024, the STIP remained on a divisional approach consistent with the approach adopted since the fiscal year ended January 31, 2017 (with the exception of Fiscal 2021 given its particular context). The HRCC considers that it adequately rewards high performance for specific objectives of the Company. As such, the Company’s Fiscal 2024 STIP included performance measures applicable to three bonus divisions, being the Powersports Group, Marine Group and Corporate Functions.

As for previous fiscal years, profitability remained the most important performance measure to deliver on BRP’s growth commitment. As such, the STIP relied on Normalized diluted EPS as a common metric to all bonus divisions, and on Normalized EBIT (as defined below) as an additional metric applicable to the Powersports and Marine bonus divisions. For Fiscal 2024, the Quality Metric remained in the STIP but as an additive component instead of a modifier of the total STIP Payout. It was also extended to the Corporate Functions. Net Working Capital was also reintroduced as a performance measure for all bonus divisions.

The foregoing performance measures, which aimed to support BRP’s growth strategy, were applied as follows:

●

For all employees, Normalized diluted EPS had to exceed a minimum threshold for any STIP to be paid out, regardless of the Company’s performance on the other STIP performance measures, as applicable. The HRCC believes that the use of Normalized diluted EPS provides alignment with the interests of the shareholders and that it is important and appropriate in the context of the STIP as

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it highlights trends in the Company’s core business that may not otherwise be apparent by eliminating items that have less bearing on the Company’s operating performance.

●

For the Powersports and Marine bonus divisions, Normalized EBIT was used as an additional metric to measure operational efficiency and growth, taking into consideration costs related to past and current investments, which are significant for BRP.

●

For the three bonus divisions, Net Working Capital was reintroduced to the STIP. This measure aims to increase focus on the Company’s management of its cash through the following three important cash management pillars: inventories, accounts receivable and accounts payable. The Company believes that improvement in Net Working Capital management will ultimately improve the Company’s overall cash position and its return on capital.

●

In Fiscal 2024, Quality Metric remained in the STIP but as an additive component instead as of a modifier of the total bonus payout and its applicability was also extended to the Corporate Functions. This measure aims to increase the Company’s focus on quality and reduce risks.

The following table presents the performance measures used under the STIP for Fiscal 2024, with the applicable bonus divisions and their relative weighting:

Powersports Group(1)	Marine Group	Corporate Functions(2)

65% Company’s Normalized diluted EPS	65% Company’s Normalized diluted EPS	85% Company’s Normalized diluted EPS

20% Powersports Group Normalized EBIT	20% Marine Group Normalized EBIT

7.5% Net Working Capital	7.5% Net Working Capital	10% Net Working Capital

7.5% Quality Metric	7.5% Quality Metric	5% Quality Metric

(1) For Fiscal 2024, applicable to Mr. Scullion.

(2) For Fiscal 2024, applicable to Messrs. Boisjoli, Martel, Uhr and Lapointe.

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The table below sets forth the definition and the threshold levels applicable to each performance measure under the Company’s Fiscal 2024 STIP. For each performance measure, the threshold level corresponds to the minimum level of performance to be achieved in order for each performance measure to contribute to a payout.

Performance Measure	Definition	Threshold Level

Normalized diluted EPS

Non-IFRS measure calculated by dividing the normalized net income by the weighted average number of shares on a diluted basis. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Please refer to section “IFRS and Non-IFRS Measures” of this Circular, and the 2024 MD&A for further information on non-IFRS financial measure.

Set at previous year’s Normalized diluted EPS level

Normalized EBIT

Non-IFRS measure defined as net income before financing costs, financing income, income taxes expense (recovery) and normalized elements, at each division level. Please refer to section “IFRS and Non-IFRS Measures” of this Circular, and the 2024 MD&A for further information on non-IFRS financial measure.

Set at a reasonable level compared to expected results(1)

Net Working Capital	(Yearly average of net working capital measured at month-end / total revenues) x 365 days, Consolidated results.	Set at previous year’s Net Working Capital level, adjusted on the Company’s regional sales mix

Quality Metric	The quality metric is based on inspections completed prior to the delivery of products to dealers and are dependent upon the number of units registered with at least one claim by the dealers	Set at a reasonable level compared to expected results(1)

(1) The HRCC has concluded that it would be seriously prejudicial to the Company’s interests to publicly disclose the level of performance that is associated with threshold, target and maximum levels applicable to Normalized diluted EPS, Normalized EBIT, Net Working Capital and Quality Metric for the bonus divisions. The levels of these performance measures could be used by competitors to infer conclusions about confidential strategic priorities of the Company and its operations. The targets related to these performance measures are intended to be challenging—neither impossible nor easy to achieve.

For each performance measure, the payout is determined based on achievement that is calculated on a straight-line basis with payout set at 0% (threshold), 100% (at target) and 200% (maximum). For each participant under the STIP, the actual bonus payout achieved, as a percentage of base salary, is then determined based on the consolidated payout percentage of all performance measures, multiplied by the Bonus Payout Target as a Percentage of Base Salary, subject to the Maximum Bonus Payout.

The performance metrics, achievement, payout multiplier, relative weight and payout under the STIP for each performance measure and on a consolidated basis for each NEO for Fiscal 2024, as approved by the HRCC, are set out in the table below.

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Performance Measure	Relative Weight	Achievement	Payout(1)	Consolidated Payout(2)	STIP Target as Percentage of Base Salary	Actual STIP Payout as Percentage of Base Salary

For NEOs under the Corporate Functions STIP (CEO, CFO, CTO, Chief Design Officer)

Normalized Diluted EPS	85%	0%	0%

Net Working Capital	10%	0%	0%	0.00%

Quality Metric	5%	200%	0%

José Boisjoli, President and CEO					125%	0%

Sébastien Martel, CFO					80%	0%

Thomas Uhr, CTO					80%	0%

Denys Lapointe, Chief Design Officer					80%	0%

For NEOs under the Powersports Group STIP (President, Powersports and Marine)

Normalized Diluted EPS	65%	0%	0%

Powersports Group Normalized EBIT	20%	0%	0%	0.00%
Net Working Capital	7.5%	0%	0%

Quality Metric	7.5%	200%	0%

Sandy Scullion, President, Powersports and Marine					80%	0.00%

Marine Group STIP (No NEOs under the Marine Group STIP, for Fiscal 2024)

Normalized Diluted EPS	65%	0%	0%

Marine Group Normalized EBIT	20%	0%	0%	0.00%
Net Working Capital	7.5%	0%	0%

Quality Metric	7.5%	0%	0%

(1) The payout represents the achievement for each performance metric, expressed as a percentage and is subject to the relative weight of each performance measure.

(2) The consolidated payout represents the sum of payouts for each performance metric, subject to its relative weight, and expressed as a percentage.

Long-Term Incentive Plan

The Company believes that equity-based awards are an important component of its executive compensation program and should represent a significant portion of its compensation package. The HRCC believes that such awards provide management with a strong link to long-term corporate performance and the creation of shareholder value, and therefore support the Company’s pay-for-performance philosophy and the alignment of the interests of executive officers with those of the Company’s shareholders. Equity-based awards allow the Company to reward (i) executive officers for their sustained contributions to the successes of the Company and (ii) continued employment by an executive officer, with an associated benefit to the Company of employee continuity and retention.

In Fiscal 2024, the Company had one long-term incentive plan pursuant to which grants were made, the long-term incentive plan (the “LTIP” or the “Stock Option Plan”), which was established in May 2013 in connection with the Company’s IPO and amended on May 31, 2018, and November 29, 2022, pursuant

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to which stock options may be granted to officers, employees and, in limited circumstances, consultants of the Company. The LTIP is further described under the section “Executive Compensation—Discussion and Analysis—Stock Option Plan” of this Circular.

Pension and Retirement Benefits

Pension and retirement benefits made available by the Company to the NEOs are described below under the section “Executive Compensation—Discussion and Analysis—Pension Plan Benefits” of this Circular. Pension and retirement benefits aim at providing financial protection upon retirement to their participants.

Group Insurance Benefits

The Company offers medical, dental, life, accidental death and dismemberment, and short- and long-term disability insurance coverage to executives, including the NEOs.

Perquisites

Perquisites include leased automobiles, availability of Company products, financial counselling services, an annual health assessment and certain other health benefits, as well as post-retirement benefits.

Share Ownership Requirements

The Company has share ownership requirements which provide that certain executives, including the NEOs, are required to maintain minimum holdings of the Company’s equity based on their compensation and position. The share ownership requirements aim at ensuring that interests of executives remain aligned with those of shareholders and demonstrate that NEOs are financially committed to the Company through personal equity ownership. The Nominating, Governance and Social Responsibility Committee (the “NGSRC”) monitors executives’ share ownership to ensure that the share ownership requirements are met.

Under the share ownership requirements (the “Share Ownership Requirements”) adopted by the Board of Directors and as amended on November 29, 2022, and on September 6, 2023, ownership requirements are set to five times the value of the base salary for the CEO, three times for the CFO and the President, Powersports and Marine, and twice for Executive Vice Presidents and certain functional Chiefs. For the purposes of assessing these share ownership requirements, the value of Subordinate Voting Shares and vested Options are included while the potential value of unvested Options is not included. Subordinate Voting Shares are valued based on the highest of the market value at fiscal year-end and the cost base of the Subordinate Voting Shares, while vested unexercised Options are valued based on the difference between the market value at fiscal year-end and the Option exercise price. Executives have a period of five years from the date they become subject to the Share Ownership Requirements or to amendments thereof, as applicable, to attain their ownership requirement. Once the executive satisfies the requirement, the share ownership requirements must be maintained for as long as he or she is subject to these requirements. If the executive is not in compliance with his or her ownership requirement, he or she must retain all Subordinate Voting Shares and/or vested Options until the requirement is met.

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The following table highlights the minimum holding requirements as a multiple of base salary applicable under the Share Ownership Requirements, for each of the NEOs who were employed by the Company as at the end of Fiscal 2024, as well as the total number and market value of Subordinate Voting Shares and /or Unexercised Vested Stock Options held by such NEOs:

	Share Ownership Requirements		Subordinate Voting Shares and/or Vested Stock Options Held	Equity Ownership is Met
NEOs	As a Multiple of Base Salary	($)	Market Value(1) ($)

José Boisjoli President and CEO	5x	6,354,080	105,765,391	Yes

Sébastien Martel CFO	3x	1,896,000	9,376,068	Yes

Sandy Scullion President, Powersports and Marine	3x	1,896,000	5,501,336	Yes

Thomas Uhr CTO	2x	1,078,956	4,185,510	Yes

Denys Lapointe Chief Design Officer	2x	947,700	4,857,088	Yes

(1)

The value of the Subordinate Voting Shares is based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, multiplied by the number of Subordinate Voting Shares. The value of vested Options is calculated based on the difference between the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, and the Option exercise price, multiplied by the number of unexercised vested Options.

Hedging / Anti-Hedging Policy

The NEOs and the directors are, under the terms of the Company’s insider trading policy, prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of shares, including shares granted as, or underlying, share-based compensation or otherwise held directly or indirectly by a NEO or a director.

Compensation Risk Management

The Company’s current compensation structure attempts to ensure that compensation and incentive plans do not promote unwanted behaviour and unnecessary risk taking based on:

●	a well-balanced mix of base salary, STIP and LTIP compensation;

●	a STIP based on a profitability measure applied to all employees in the organization, including the executives;

●	a STIP with a minimum corporate profitability level that prevents from paying any STIP amount unless such minimum threshold is met;

●	maximums being applied to payouts under the STIP (twice target);

●

the use of a performance measure aligned with the Company’s business strategy and the creation of long-term value for the shareholders, with no measure being related to aggressive revenue growth that could encourage excessive risk-taking detrimental to the long-term profitability of the business of the Company;

●	share ownership requirements requiring NEOs and other executives to maintain a meaningful equity ownership in the Company;

●	a prohibition on the hedging of equity-based compensation;

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●	a clawback policy that enables the Board of Directors to require the recoupment of payouts under the STIP and LTIP in certain circumstances, including in the event of a misconduct; and

●	policies and practices being generally applied on a consistent basis to all executive officers.

After considering the overall policies and practices applicable to all employees, including the NEOs, the HRCC did not identify any risks arising from BRP’s compensation policies and practices that would be reasonably likely to have a material adverse effect on BRP.

Performance Results

The following performance graph illustrates the cumulative return on a $100 investment in the Subordinate Voting Shares, with dividend reinvestments, compared to the cumulative return on the S&P/TSX Composite Index and the average return of BRP’s performance peer group for the five-year period commencing on February 1, 2019, and ending on January 31, 2024, being the last trading day of Fiscal 2024.

During the period commencing on February 1, 2019, and ending on January 31, 2024, the cumulative shareholder return on an investment in the Subordinate Voting Shares was above that of an investment on the S&P/TSX Composite Index and the average of BRP’s performance peer group. As evidenced by the graph above, since February 1, 2019, up to January 31, 2024, the Company’s Subordinate Voting Shares achieved a cumulative shareholder return of 131%, and outperformed the S&P/TSX Composite Index and the average of BRP’s performance peer group by over 72% and 49%, respectively, on a consolidated basis throughout the applicable period.

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The following table provides a comparison of the variation of the total return for shareholders of the Company on the TSX with the total direct compensation of the Named Executive Officers for the period commencing on February 1, 2021, and ending on January 31, 2024:

	Fiscal 2024	Fiscal 2023	Fiscal 2022

Total Shareholder Return (DOO) (%)	-23%	6%	26%

Total direct compensation of the NEOs(1) (in millions of $)	11.5	16.1	16.8

Year-over-year increase in total direct compensation of the NEOs(1) (%)	-28.6%	-4.2%	15.9%

(1)

“Total direct compensation” refers to the “Total Compensation” received by the NEOs as reflected in the “Summary Compensation Table,” but excludes the amounts set forth under “Pension Value” and “All Other Compensation.”

Summary Compensation Table

The following table sets forth information concerning the compensation paid by the Company to the NEOs during Fiscal 2024, Fiscal 2023 and Fiscal 2022.

					Non-Equity Incentive Plan Compensation

Name and Principal Position	Fiscal Year	Base Salary ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Annual Incentive Plans(2) ($)	Pension Value(3) ($)	All Other Compensation ($)(4)	Total Compensation ($)
José Boisjoli	2024	1,270,816	–	5,082,817	0	541,000	456	6,895,089
President and CEO	2023	1,206,852	–	4,667,994	2,158,818	512,000	618	8,546,282
	2022	1,166,041	–	3,576,169	2,915,104	528,000	2,268	8,187,582

Sébastien Martel CFO	2024	632,000	–	948,735	0	410,000	456	1,991,191
	2023	575,000	–	833,862	658,260	279,000	618	2,346,740
	2022	550,000	–	1,500,100	825,000	407,000	2,268	3,284,368

Sandy Scullion President, Powersports and Marine	2024	632,000	–	948,735	0	160,000	456	1,741,191
	2023	591,753	–	795,241	666,078	726,000	618	2,799,690
	2022	528,000	–	872,551	792,000	612,000	2,268	2,806,819

Thomas Uhr CTO	2024	539,478	–	540,908	0	79,794	456	1,160,636
	2023	512,325	–	494,595	576,673	79,217	618	1,663,428
	2022	495,000	–	820,971	74,008	65,909	31,363	2,163,843

Denys Lapointe	2024	473,850	–	472,221	0	196,000	456	1,142,527
Chief Design Officer	2023	450,000	–	433,281	515,160	229,000	618	1,628,059
	2022	425,726	–	309,476	510,871	180,000	2,268	1,428,341

(1)

Represent grants of options made to the NEOs under the Stock Option Plan. During Fiscal 2024, Messrs. Boisjoli, Martel, Uhr, Scullion and Lapointe were granted on April 3, 2023: 118,400, 22,100, 22,100, 12,600 and 11,000 stock options, respectively. The values indicated in the table reflect the estimated fair value of the options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such options may be less or greater than the grant date fair values indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most commonly used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The awards made as of April 3, 2023, were based on the fair value of $42.9292 per option, which was calculated on March 31, 2023. Please refer to sections “Executive Compensation—Discussion and Analysis—Executive Compensation Philosophy and Objectives” and “Executive Compensation—Discussion and Analysis—Stock Option Plan” of this Circular.

(2)

Represents amounts earned pursuant to the STIP. For the purposes of this table, awards are deemed to be earned in the fiscal year in which the applicable performance targets are satisfied, even if the payments are not actually made in such fiscal year.

(3)

Dollar values disclosed in this column correspond to the dollar values in the “Compensatory Change” column of the Defined Benefit Plan table and to the “Compensatory” column of the Defined Contribution Plan table. Please refer to section “Executive Compensation—Discussion and Analysis—Pension and Retirement Benefits” of this Circular.

(4)

Perquisites and other personal benefits which, in the aggregate, are worth less than $50,000 or 10% of the total salary of a NEO are not included under “All Other Compensation.” For Fiscal 2024, for Messrs. Boisjoli, Martel, Scullion, Uhr and Lapointe, the amounts presented under “All Other Compensation” include post-retirement benefits (life and health insurance).

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table summarizes, for each of the NEOs, the number of stock options to purchase Subordinate Voting Shares which were held as at January 31, 2024, being the end of Fiscal 2024. As at the same date, the NEOs did not own any share-based awards.

		Option-Based Awards				Share-Based Awards

Name	Date of Grant	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

José Boisjoli	April 3, 2023	118,400	103.7797	April 3, 2033	0
President and CEO	April 8, 2022	114,200	104.0671	April 8, 2032	0	–	–	–
	April 6, 2021	83,200	109.6630	April 6, 2031	0	–	–	–
	April 17, 2020	332,925	26.6593	April 17, 2030	19,369,810	–	–	–
	June 18, 2019	172,650	46.1503	June 18, 2029	6,679,777	–	–	–
	June 27, 2018	58,800	62.6850	June 27, 2028	1,302,714	–	–	–

Sébastien Martel	April 3, 2023	22,100	103.7797	April 3, 2033	0
CFO	April 8, 2022	20,400	104.0671	April 8, 2032	0	–	–	–
	April 6, 2021	34,900	109.6630	April 6, 2031	0	–	–	–
	April 17, 2020	85,700	26.6593	April 17, 2030	4,986,086	–	–	–
	June 18, 2019	48,400	46.1503	June 18, 2029	1,872,581	–	–	–
	June 27, 2018	32,500	62.6850	June 27, 2028	720,038	–	–	–
	June 26, 2017	3,425	39.4493	June 26, 2027	155,463	–	–	–

Sandy Scullion	April 3, 2023	22,100	103.7797	April 3, 2033	0
President, Powersports and Marine	Sept. 23, 2022	7,100	91.4191	Sept.23, 2032	0	–	–	–
	April 8, 2022	13,600	104.0671	April 8, 2032	0	–	–	–
	April 6, 2021	20,300	109.6630	April 6, 2031	0	–	–	–
	April 17, 2020	28,100	26.6593	April 17, 2030	1,634,878	–	–	–
	June 18, 2019	31,800	46.1503	June 18, 2029	1,230,332	–	–	–
	June 27, 2018	24,600	62.6850	June 27, 2028	545,013	–	–	–

Thomas Uhr	April 3, 2023	12,600	103.7797	April 3, 2033	0
CTO	April 8, 2022	12,100	104.0671	April 8, 2032	0	–	–	–
	April 6, 2021	19,100	109.6630	April 6, 2031	0	–	–	–
	April 17, 2020	47,600	26.6593	April 17, 2030	2,769,401	–	–	–
	June 18, 2019	25,600	46.1503	June 18, 2029	990,456	–	–	–
	Dec. 10, 2018	10,000	40.1964	Dec. 10, 2028	446,436	–	–	–
	June 27, 2018	8,800	62.6850	June 27, 2028	194,964	–	–	–
	June 26, 2017	10,500	39.4493	June 26, 2027	476,602	–	–	–

Denys Lapointe	April 3, 2023	11,000	103.7797	April 3, 2033	0
Chief Design Officer	April 8, 2022	10,600	104.0671	April 8, 2032	0
	April 6, 2021	7,200	109.6630	April 6, 2031	0
	April 17, 2020	38,600	26,6593	April 17, 2030	2,245,775
	June 18, 2019	18,400	46.1503	June 18, 2029	711,890
	June 27, 2018	3,925	62.6850	June 27, 2028	86,958

(1)	Based on the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.

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Incentive Plan Awards—Value Vested or Earned During the Year

The following table provides, for each of the NEOs, a summary of the value of the option-based awards vested and non-equity incentive plan compensation earned during Fiscal 2024:

Name and Principal Position	Option-Based Awards—Value Vested During the Year(1) ($)	Share-Based Awards—Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation—Value Earned During the Year(2) ($)

José Boisjoli President and CEO	13,936,256	–	0

Sébastien Martel CFO	2,841,188	–	0

Sandy Scullion President, Powersports and Marine	1,488,399	–	0

Thomas Uhr CTO	1,313,572	–	0

Denys Lapointe Chief Design Officer	1,027,866	–	0

(1)	Calculated as the difference between the market price of the Subordinate Voting Shares on the date of vesting and the exercise price payable in order to exercise the vested stock options.

(2)	Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation—Annual Incentive Plans” column in the Summary Compensation Table.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary, as of January 31, 2024, of the security-based compensation plans or individual compensation arrangements pursuant to which equity securities of the Company may be issued:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Appearing in First Column)
Equity Compensation Plans Approved by Securityholders:

Stock Option Plan	3,548,504	$67.46	2,213,903

Equity Compensation Plans not Approved by Securityholders	-	-	-

Total	3,548,504	$67.46	2,213,903

Please refer to sections “Executive Compensation—Discussion and Analysis—Compensation Philosophy and Elements of Compensation—Long-Term Incentive Plan” and “Executive Compensation—Discussion and Analysis—Stock Option Plan” of this Circular for more details on the Stock Option Plan. Please refer to section “Compensation of Directors” of this Circular for more details on the DSU Plan.

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The following table provides the number of stock options granted each year (burn rates) under the Stock Option Plan for Fiscal 2024, Fiscal 2023 and Fiscal 2022 expressed as a percentage of the weighted average number of outstanding Shares for the applicable fiscal year.

Fiscal Year	Number of Stock Options Granted	Weighted Average Number of Shares	Stock Options Burn Rate(1)

2024	590,700	77,166,505	0.77%

2023	589,500	79,382,008	0.74%

2022	513,300	82,973,284	0.62%

(1)

The burn rate is calculated by dividing the number of stock options granted during the applicable fiscal year by the weighted average number of Shares outstanding for the applicable fiscal year. Since the DSU Plan established for the Directors of the Company is non-dilutive, the burn rate for outstanding DSUs was nil for each of the last three completed fiscal years indicated in the table above.

Stock Option Plan

Under the Company’s Stock Option Plan, options may be granted to officers, employees and, in limited circumstances, consultants of the Company. Stock options are generally granted under the Stock Option Plan on an annual basis according to the Company’s compensation policy and pre-established target awards adjusted according to individual performance. The first grants of options under the Stock Option Plan were made as of May 29, 2013, in connection with the closing of the Company’s IPO.

The Stock Option Plan was amended and approved by the shareholders of the Company on May 31, 2018, in order to: (i) increase the maximum number of Subordinate Voting Shares that may be issued pursuant to the Stock Option Plan to 10,814,828 Subordinate Voting Shares (the “Stock Option Plan Reserve”) (representing 14.4% of the total issued and outstanding Shares on April 18, 2024), provided that such reserve would only apply to grants made under the Stock Option Plan, (ii) to increase the insider participation limit from 5% to 10% of the Shares issued and outstanding from time to time, and (iii) align the amendment provisions of the Stock Option Plan with best market practices by including any amendment to the provisions of the Stock Option Plan governing the assignability of stock options as a matter requiring shareholder approval.

As of January 31, 2024, 2,213,903 stock options remained available for future issuance under the Stock Option plan, representing 2.95% of the total issued and outstanding Shares as of same date.

During Fiscal 2024, a total of 590,700 stock options were granted under the Stock Option Plan to a total of 289 eligible participants. As of January 31, 2024, there were 3,548,504 issued and outstanding stock options under the Stock Option Plan, representing 4.73% of the total issued and outstanding Shares.

As of April 18, 2024, there were 3,834,299 issued and outstanding stock options under the Stock Option Plan, representing 5.1% of the issued and outstanding Shares. As of the same date, 2,646,598 stock options remained available for future issuance under the Stock Option Plan, representing 3.5% of the issued and outstanding Shares.

On November 29, 2022, the Stock Option Plan was amended by the Board of Directors, upon the recommendation of the HRCC, in accordance with its terms in order to make changes in vesting conditions for retirees as well as changes of a “housekeeping” nature. Please refer to the table below for details on the vesting conditions for retirees.

The stock options granted under the Stock Option Plan that were outstanding as of January 31, 2024, had the following features:

(i)	time-based vesting, whereby 25% of the options vest on each of the first, second, third and fourth anniversary of the grant; (except for stock options granted in Fiscal 2022 and

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Fiscal 2023 as part of a special grant to eligible participants of the Marine Group, a portion of which is subject to the Marine Group attaining pre-determined Normalized EBITDA targets, none of which are held by the NEOs); and

(ii)

a 10-year term at the end of which the options expire. With respect to the expiry date of any stock option, the Stock Option Plan provides that if the expiry date falls on, or within the nine business days immediately following a date upon which a participant is prohibited from exercising his or her stock options due to a black-out period or other trading restriction imposed by the Company, the expiry date of such option will be automatically extended to the 10th business day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

Stock options are intended to align the interests of executive officers with those of shareholders towards an increase in the price of the Subordinate Voting Shares of the Company, while the 10-year expiry term and the four-year ratable vesting periods promote retention, and the performance target applicable to the Marine group incentivize growth.

To the extent options granted under the Stock Option Plan terminate for any reason prior to their exercise in full or are cancelled, the Subordinate Voting Shares subject to such options shall be added back to the Stock Option Plan Reserve and such Subordinate Voting Shares will again become available for grant under the Stock Option Plan, the whole without increasing the Stock Option Plan Reserve.

Under the current version of the Stock Option Plan, the following additional limitations apply to grants under the Stock Option Plan: (i) the maximum number of Subordinate Voting Shares issuable to insiders and their associates and affiliates at any time under the Stock Option Plan and any other share compensation arrangements of the Company may not exceed 10% of the issued and outstanding Shares; (ii) the maximum number of Subordinate Voting Shares issued to insiders and their associates and affiliates within any one-year period under the Stock Option Plan and any other share compensation arrangements of the Company may not exceed 10% of the issued and outstanding Shares; and (iii) the total number of Subordinate Voting Shares issuable to any one participant at any time under the Stock Option Plan and any other share compensation arrangement of the Company may not exceed 5% of the issued and outstanding Shares.

All stock options granted under the Stock Option Plan have an exercise price determined and approved by the HRCC at the time of the grant, which may not be less than the market value of the Subordinate Voting Shares at such time. For purposes of the Stock Option Plan, the “market value” of the Subordinate Voting Shares shall be equal to: (i) the volume weighted average trading price of a Subordinate Voting Share on the TSX for the five preceding days on which the Subordinate Voting Shares were traded if measured outside of a black-out period (a period self-imposed by the Company during which designated employees cannot trade the securities of the Company), and (ii) if measured during a black-out period, the volume weighted average trading price of a Subordinate Voting Share on the TSX for the five trading days following the last day of such black-out period on which the Subordinate Voting Shares are traded.

The Stock Option Plan also provides that appropriate substitutions or adjustments, if any, shall be made by the Board of Directors, subject to any required approval of the TSX, in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in order to maintain the optionees’ economic rights in respect of their options in connection with such change, including adjustments to the exercise price and/or the number of Subordinate Voting Shares to which an optionee is entitled upon exercise of stock options, adjustments permitting the immediate exercise of any outstanding stock options that are not otherwise exercisable or adjustments to the number or kind of shares reserved for issuance pursuant to the Stock Option Plan.

The Board of Directors may at its discretion accelerate the vesting of any outstanding stock options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration.

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In the event of a “Change of Control,” the Board of Directors may make such provision for the protection of the rights of the participants as it, at its sole discretion, considers appropriate in the circumstances, including, without limitation, changing the vesting schedule for any stock option or the date on which any stock option expires or providing for substitute awards. In addition, upon a Change of Control, all unvested stock options then outstanding may be substituted by or replaced with stock options of the continuing entity on the same terms and conditions as the original stock options unless substitution or replacement of the stock options is deemed impossible or impractical by the Board of Directors, at its sole discretion, in which case the vesting of all such stock options (and, if applicable, the time during which such options may be exercised) shall, at the discretion of the Board of Directors, be accelerated in full, and the stock options shall terminate if not exercised (if applicable) at or prior to such event. For the purposes of the Stock Option Plan, “Change of Control” is defined as the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors of the Company.

The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including resignation, termination for cause, termination other than for cause, termination other than for cause within 12 months following a Change of Control or retirement, death or disability:

Event	Provisions

Termination for cause or resignation	Forfeiture of all vested and unvested options on date of termination for cause or resignation

Termination without cause	Forfeiture of all unvested options / Vested options have to be exercised within 60 days of the termination

Termination without cause within one year of a Change of Control(1)	Immediate vesting of all unvested options / Vested options can be exercised prior to the earlier of (i) 180 days after the date of termination, and (ii) the expiry date of such vested options

Retirement

If the Participant is an Eligible Retiree(2):

Forfeiture of all options, whether vested or unvested, on the earlier of: (i) 60 months after the retirement date, and (ii) the expiry date of such options

If the Participant is not an Eligible Retiree:

Forfeiture of all unvested options on date of retirement

Forfeiture of all vested options on the earlier of: (i) 60 months after the retirement date, and (ii) the expiry date of such vested options

Disability, Death	Forfeiture of all unvested options / Vested options can be exercised prior to the earlier of (i) 12 months after the termination, and (ii) the expiry date of such vested options

(1)

For the purposes of the Stock Option Plan, “Change of Control” is defined as the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors of the Company.

(2)

For the purposes of the Stock Option Plan, “Eligible Retiree” is defined as a person who has been granted stock options and who ceases to be eligible as a result of a termination of employment with the Company or any subsidiary of the Company by reason of retirement, where such person (i) provides a 12 months prior written notice of retirement to the Company or any subsidiary of the Company, as applicable, and (ii) is at least 60 years of age and has a minimum of 10 years of service with the Company or any subsidiary of the Company, as applicable.

The Board of Directors may amend the Stock Option Plan or any stock option at any time without the consent of the optionees provided that such amendment will (i) not adversely alter or impair any stock option previously granted except as permitted by the terms of the Stock Option Plan, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required, by law, the requirements of the TSX or the Stock Option Plan, provided however that shareholder approval is not required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

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●	amendments of a “housekeeping” nature;

●	a change to the provisions of any stock option governing vesting, and effect of termination of a participant’s employment;

●

the introduction or amendment of a cashless exercise feature payable in cash or securities, whether or not such amendment provides for a full deduction of the number of underlying securities from the Stock Option Plan Reserve;

●	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

●	a change to advance the date on which any stock option may be exercised under the Stock Option Plan; and

●

a change to the eligible participants of the Stock Option Plan, provided that no such change results in members of the Board of Directors who are not otherwise employees of the Company becoming eligible participants.

For greater certainty, the Board of Directors is required to obtain shareholder approval to make the following amendments:

●

any increase to the maximum number of Subordinate Voting Shares issuable from treasury pursuant to stock options granted under the Stock Option Plan, other than an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation;

●

any reduction in the exercise price of a stock option after the stock option has been granted or any cancellation of such stock option and the substitution of that stock option by a new stock option with a reduced exercise price, except in the case of an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation;

●	any extension of the expiry date of a stock option, except in case of an extension due to a black-out period;

●	any amendment to the provisions of the Stock Option Plan governing the assignment or transfer of stock options;

●

any amendment to remove or to exceed the percentage limits with respect to (i) the maximum number of Subordinate Voting Shares issuable to insiders and their associates and affiliates at any time; (ii) the maximum number of Subordinate Voting Shares issued to insiders and their associates and affiliates within any one-year period; or (iii) the total number of Subordinate Voting Shares issuable to any one participant at any time, except in the case of an adjustment in connection with a stock dividend, split, reclassification, reorganization, consolidation, distribution (other than an ordinary course dividend), merger or amalgamation; and

●	any amendment to the amendment provisions of the Stock Option Plan.

Stock options granted under the Stock Option Plan are not transferable, except that an optionee may, with the prior approval of the Company, transfer stock options to (i) such optionee’s family or retirement savings trust for bona fide tax planning purposes, and (ii) registered retirement savings plans or registered retirement income funds of which the optionee is the annuitant.

No financial assistance is currently provided by the Company to participants under the Stock Option Plan.

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Pension Plan Benefits

Defined Benefit Plans

The Canadian executives of the Company named prior to May 31, 2017 (which includes Messrs. Boisjoli, Martel, Scullion and Lapointe) participate in two defined benefit pension plans: a basic plan and a supplemental plan. Executives are not required to make mandatory contributions under the defined benefit pension plans. However, these executives may make optional ancillary contributions in order to provide for additional ancillary benefits at retirement or termination, subject to applicable legislation.

Benefits payable under the basic plan correspond to 2% of average base salary in the three continuous years of service during which the executives are paid their highest salary (up to the maximum earnings for each year, which was set at $175,300 for 2023) multiplied by the number of years of credited service.

The supplemental plan provides for additional benefits, depending on the management level of each executive, of:

●	2% of average base salary up to $175,300 for 2023 plus 1.75% of average base salary in excess of that amount;

●	2.25% of average base salary; or

●	2.50% of average base salary;

multiplied by the number of years of credited service (up to 40) less the pension payable under the basic plan.

Bonuses and any other compensation are not considered in the computation of pension benefits. Benefits are reduced by 0.33% for each month between the date of early retirement and the date of a participant’s 60th birthday or, if earlier, the date at which the participant’s age plus his/her years of service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service. Upon the death of a participant, the spouse of the participant will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly instalments, in the aggregate, have been paid to the participant and/or to the designated beneficiary.

All pension benefits payable under these plans are in addition to government social security benefits.

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For Fiscal 2024, under the supplemental plan, Messrs. Martel, Scullion and Lapointe were entitled to an accrual rate of pension of 2.25% and Mr. Boisjoli was entitled to an accrual rate of pension of 2.50%.

Name	Number of Years of Credited Service(1) (#)	Annual Benefit Payable		Opening Present Value of Defined Benefit Obligation(2) ($)	Change in Benefit Obligation During the Year		Closing Present Value of Defined Benefit Obligation(5) ($)
		At Year End ($)	At Age 65 ($)		Compensa -tory Change(3) ($)	Non- Compensa -tory Change(4) ($)
José Boisjoli President and CEO	34.92	1,060,200	N/A	14,416,000	541,000	51,000	15,008,000

Sébastien Martel CFO	19.83	250,700	456,000	3,112,000	410,000	90,000	3,612,000

Sandy Scullion President, Powersports and Marine	29.58	373,900	520,600	5,817,000	160,000	286,000	6,263,000

Denys Lapointe Chief Design Officer	38.67	390,500	425,600	5,638,000	196,000	75,000	5,909,000

(1)	As at January 31, 2024.

(2)	For calculation purposes, the same assumptions as those used for the preparation of the audited annual consolidated financial statements of the Company for Fiscal 2024 were used.

(3)

The compensatory change includes the annual service cost as well as the change in accrued benefit obligation attributable to the impact of the differences between actual earnings for the year, and those assumed in the previous year’s calculations.

(4)

The non-compensatory change amount represents the change in the accrued benefit obligation during the year attributable to items that are not related to earnings, such as assumption changes and interest on the accrued obligation. Key assumptions include a discount rate of 4.95% per year to calculate the accrued benefit obligation and the annual service cost at start of year, and a discount rate of 5.05% to calculate the accrued benefit obligation and the annual service cost at year-end. The CPM2014 Private Sector Mortality tables (Scale B) are used to calculate the accrued benefit obligation at start of year, the annual service cost and the benefit obligation at year-end.

(5)	For calculation purposes, the closing assumptions as of January 31, 2024, described in Eckler’s February 20, 2024, accounting report entitled “Employee Future Benefits” were used.

Defined Contribution Plans

The Canadian executives of the Company named after May 31, 2017 (which includes Mr. Uhr) participate in two defined contribution pension plans: a basic plan and a supplemental plan.

Under the basic plan, executives and the Company are required to make contributions expressed as percentages of base salary of up to $175,300. The contributions are deposited into the participant’s account and invested according to the investment instructions made by the participant.

Executives do not make contributions under the supplemental plan. Only the Company is required to make contributions, which are calculated as a percentage of the base salary in excess of $175,300. The contributions are credited to an unfunded and non-registered supplemental plan. Investment income is credited to the participant’s account at a rate equal to the rate of return under the basic plan.

Bonuses and any other compensation are not considered in calculation of contributions.

Company contributions and investment income under the supplemental plan vest as follows: 33.3% after one year of service, 66.7% after two years of service and 100% after three years of service or more. Upon the death of a participant, the spouse of the participant will be entitled to the value of participant’s account (contributions and interests).

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All pension benefits payable from these plans are in addition to government social security benefits.

For Fiscal 2024, M. Uhr contributed 3% of his base salary, up to $175,300. The Company contributed 15% of his base salary, up to $175,300, under the basic plan and 15% of his base salary in excess of $175,300 under the supplemental plan.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year-End(1) ($)

Sébastien Martel(2) CFO	78,600	-	82,700

Sandy Scullion(3) President, Powersports and Marine	201,800	-	209,400

Thomas Uhr(4) CTO	314,593	79,794	415,756

Denys Lapointe(5) Chief Design Officer	10,600	-	11,100

(1)	As at January 31, 2024.

(2)	Value accumulated during Mr. Martel’s participation in the Employee Pension Plan of the Company, from January 1, 2005, to June 1, 2007.

(3)	Value accumulated during Mr. Scullion’s participation in the Employee Pension Plan of the Company, from January 1, 1995, to April 1, 2008.

(4)	Value accumulated during Mr. Uhr’s participation in the Executive Pension Plan of the Company, from February 1, 2020, to January 31, 2024.

(5)	Value accumulated during Mr. Lapointe’s participation in the Employee Pension Plan of the Company, from June 1, 1986, to February 1, 1995.

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with each of the NEOs. These agreements provide for, among other things, the continuation of the executive’s employment for an indeterminate term in accordance with applicable law, as well as such NEO’s base salary, bonus entitlement, vacations, insurance coverage, pension benefits, perquisites and other matters related to the NEO’s employment.

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The following table describes the entitlement of NEOs in the event of a termination without cause within 12 months following a Change of Control (as defined in the first footnote below the table):

	CEO	Other NEOs

Triggering events (double trigger)	Termination of employment without cause within 12 months following a Change of Control(1)	Termination of employment without cause within 12 months following a Change of Control(1)

Severance calculation	24 months of base salary + target bonus	18 months of base salary + target bonus

Method of severance payment	Lump sum	Lump sum

Continuation of benefits (health care, but excluding disability)(2)(3)	24 months	18 months

Vesting of stock option awards

Immediate vesting of all unvested stock options

Vested options can be exercised prior to the earlier of (i) 180 days after termination, and (ii) the then-applicable Expiry Date of vested options, to exercise stock options

Immediate vesting of all unvested stock options

Vested options can be exercised prior to the earlier of (i) 180 days after termination, and (ii) the then-applicable Expiry Date of vested options, to exercise stock options

(1)

“Change of Control” under the relevant employment agreements has the same meaning as ascribed thereto under the Stock Option Plan, meaning the acquisition by any person or group of persons acting jointly or in concert (other than holders of Multiple Voting Shares and their affiliates) of securities of the Company carrying the right to elect a majority of the Board of Directors.

(2)	Car benefits, Company products allowance, financial services and annual medical services cease after 12 months following the termination.

(3)	Health care coverage ceases earlier if new employment found before end of severance period.

The following table describes the entitlement of NEOs in the event of a termination without cause:

	CEO	Other NEOs

Triggering event	Termination without cause	Termination without cause

Severance calculation	24 months of base salary + target bonus	12 months of base salary + target bonus

Method of severance payment	Monthly instalments	Monthly instalments

Continuation of benefits (health care, but excluding disability)(1)(2)	24 months	12 months

Retirement plan—credit of years of service	24 months	12 months

Vesting of stock option awards	Forfeiture of all unvested stock options Vested options have to be exercised within 60 days of the termination	Forfeiture of all unvested stock options Vested options have to be exercised within 60 days of the termination

(1)	Car benefits, Company products allowance, financial services and annual medical services cease after 12 months following the termination.

(2)	Health care coverage ceases earlier if new employment found before end of severance period.

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The following table sets forth estimates of the amounts payable to each of the NEOs who were employed by the Company at the end of Fiscal 2024 upon a termination without cause or upon a termination without cause within 12 months following a Change of Control:

Name of the NEO	Termination Without Cause ($)(1)	Termination Without Cause Within 12 months of a Change of Control ($)(2)

José Boisjoli President and CEO	6,610,288	12,207,291

Sébastien Martel CFO	1,347,999	3,033,807

Sandy Scullion President, Powersports and Marine	1,380,046	2,480,207

Thomas Uhr CTO	1,078,065	2,176,677

Denys Lapointe Chief Design Officer	1,030,546	1,869,815

(1)

For Mr. Boisjoli, the amount includes 24 months of base salary and target bonus, continuation of benefits for 24 months and credit of 24 months of years of service to the retirement plan. For Messrs. Martel, Scullion, Uhr and Lapointe, the amounts include 12 months of base salary and target bonus, continuation of benefits for 12 months and credit of 12 months of years of service to the retirement plan. The amounts exclude all vested in-the-money options which were outstanding as of January 31, 2024, which represent a value of $20,895,697, $6,432,375, $2,671,328, $4,185,510, and $2,483,180, respectively. Value of options has been calculated using the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.

(2)

For Mr. Boisjoli, the amount includes 24 months of base salary and target bonus, continuation of benefits for 24 months and accelerated vesting of all unvested in-the-money options as of January 31, 2024, which represent a value of $6,456,603. For Messrs. Martel, Scullion, Uhr and Lapointe, the amount includes 18 months of base salary and target bonus, continuation of benefits for 18 months and accelerated vesting of all unvested in-the-money options as of January 31, 2024, which represent a value of $1,301,793, $738,895, $692,350 and $561,444, respectively but excludes all vested in-the-money options which were outstanding as of January 31, 2024. Value of options has been calculated using the closing price of the Subordinate Voting Shares on the TSX ($84.84) on January 31, 2024, being the last trading day before the end of Fiscal 2024.

A NEO is not entitled to receive any payment under the STIP if the effective date of his or her termination for cause or resignation occurs prior to the end of the fiscal year in respect of which the payout under the STIP is calculated. In addition, on the effective date of a NEO’s termination for cause or resignation, all such NEO’s vested and unvested options are forfeited and all his or her other benefits are terminated.

The Company has also entered into non-competition, non-solicitation and non-disclosure agreements with each of the NEOs. These agreements contain contractual covenants in favour of the Company, which includes a perpetual confidentiality covenant and a non-competition covenant which applies for a period of two years after the NEO’s termination of employment. NEOs are also subject to non-solicitation covenants in respect of employees and customers which apply for a period of two years after the NEO’s termination of employment.

Clawback Policy

A clawback policy (the “Clawback Policy”) was adopted by the Board of Directors on January 22, 2015, and was subsequently amended on November 29, 2021, to extend its application to cases of misconduct, and on December 1, 2023, to further comply with the listing standards of national securities exchange or association on which the Company’s securities are listed and as was otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

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Under the Clawback Policy, the Company may, at its sole discretion, recoup certain incentive-based compensation paid to covered executives (i.e., each current and former executive officer of the Company, including the CEO, CFO, corporate controller, and each other current or former employee of the Company at the level of vice-president or above) if:

(a)	the Company is required to prepare a financial restatement; or

(b)

a covered executive engaged in a misconduct event, in which case recoupment is at the entire discretion of the NGSRC. The misconduct event may include, without limitation, a material violation of the Company’s Code of Ethics, gross negligence, willful misconduct or fraud in the performance of a person’s duties, and any other event as may be determined by the NGSRC in its sole discretion from time to time.

For the purposes of the Clawback Policy, the incentive-based compensation that may be recouped includes any cash-based and equity-based incentive compensation, bonuses, and awards granted, paid, earned or vested, which are tied in whole or in part upon the attainment of any financial reporting measure, and includes, without limitation, any payout from the STIP and LTIP.

For more information, please refer to the Clawback Policy available on the Company’s website at www.brp.com.

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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

Independence

The Board of Directors is currently comprised of 12 directors, 7 of whom are independent. On May 31, 2024, assuming the election of all proposed director nominees at the Meeting, the composition of the Board of Directors will remain the same.

Pursuant to NI 52–110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with a director’s exercise of independent judgment. Messrs. Hernández, Nomicos, Philip and Ross, and Mss. Kountze, Métayer and Samardzich are independent under these standards.

As described above, all of the independent directors are standing for re-election. Mr. Boisjoli is not independent under these standards as he is the President and Chief Executive Officer of the Company. Mr. Bekenstein is not considered independent because of his relationship with BCI. Mr. Pierre Beaudoin is not considered independent as he is the son of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Mr. Pierre Beaudoin is also the nephew of Janine Bombardier, Huguette Bombardier Fontaine and J. R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control. Mr. Charles Bombardier is not considered independent as he is the son of J. R. André Bombardier, who is part of the management of 4338618, a Principal Shareholder. Mr. Charles Bombardier is also the nephew of Claire Bombardier Beaudoin and Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and who both control Beaudier, a Principal Shareholder, through holding companies which they control. Ms. Élaine Beaudoin is not considered independent as she is the daughter of Claire Bombardier Beaudoin and Laurent Beaudoin, who both control Beaudier, a Principal Shareholder, through holding companies which they control. Ms. Beaudoin is also the niece of Janine Bombardier, Huguette Bombardier Fontaine and J.R. André Bombardier, who own 4338618, a Principal Shareholder, through holding companies which they control. Please refer to section “General Information—Voting Shares Outstanding and Principal Shareholders” of this Circular. Although in the view of the Board of Directors such directors are not independent for the purposes of NI 52–110, 11 of the 12 directors are not members of the Company’s management.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management of the Company. To facilitate open and candid discussion among independent directors, the latter meet without management (including the President and CEO) at every meeting of the Board of Directors through private in-camera sessions. In addition, at any time, any independent director may, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in-camera session without management and non-independent directors.

Further to the annual shareholder meeting held on May 30, 2019, and following every annual shareholder meeting since, Mr. José Boisjoli was appointed Chair of the Board of Directors. On June 3, 2022, Ms. Samardzich was appointed as independent Lead Director in order to ensure appropriate leadership for the independent directors, and has continued to act as such for Fiscal 2024. Please refer to section “Disclosure of Corporate Governance Practices—Position Descriptions” of this Circular for further details on the respective roles of the Chair and the Lead Director.

Tenure and Succession

The NGSRC is charged under its charter with identifying and recruiting candidates for election as independent directors, including replacements for designees of CDPQ, Beaudier Group and/or Bain, as

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applicable, as and when they lose the right to designate a member of the Board of Directors under the Nomination Rights Agreement. Please refer to sections “Disclosure of Corporate Governance Practices—Board of Directors Committees—Human Resources and Compensation Committee

” and “Business of the Meeting—Election of Directors” of this Circular.

In this context, the NGSRC’s view is that the Board of Directors should reflect a balance between the depth of institutional experience that comes with longevity of service on the Board of Directors and the need for renewal and new perspectives. As such, the NGSRC has not adopted term limits, a retirement policy for its directors or other mandatory board turnover mechanisms. Instead of relying on tenure-limiting policies and mandatory retirement policies to drive turnover, the Board of Directors has implemented a robust annual Board of Directors and director assessment process, under the leadership of the NGSRC, as described in the following section “Assessment of the Board of Directors, Committees, Directors, and Chairs” of this Circular. In conjunction with this assessment process, individual directors are also canvassed on their intention to retire from the Board of Directors in order to identify impending vacancies as far in advance as possible. As a testament to the NGSRC’s belief that periodically adding new voices to the Board of Directors can help the Company adapt to a changing business environment, five new directors have joined the Board of Directors over the past four years, three of whom are independent. This would amount to seven new directors joining the Board of Directors since the Company’s IPO in May 2013, thereby ensuring a proper balance with institutional knowledge.

Please refer to section “Disclosure of Corporate Governance Practices—Board of Directors Committees—Nominating, Governance and Social Responsibility Committee” and “Disclosure of Corporate Governance Practices—Diversity, Equity and Inclusion” of this Circular for details on matters of succession.

Assessment of the Board of Directors, Committees, Directors, and Chairs

Each director annually completes an anonymous board effectiveness assessment questionnaire developed by the Chair of the NGSRC and the Corporate Secretary, which facilitates a written evaluation of the performance and effectiveness of the Board of Directors and each of the committees of the Board of Directors as well as self-assessments on the part of each individual director of his or her own skills and qualifications. The questionnaire covers such matters as the role, structure and composition of the Board of Directors and of each of its committees, as well as the role of the chair and of the lead director, the adequacy and timeliness of the information provided to directors as well as their understanding of shareholders’ perspectives and of the capital allocation strategy, the opportunity for directors to share their opinion freely during meetings, the process for overseeing the development and succession planning of the Company’s management; and the effectiveness of the meetings, including with respect to the time and discussions dedicated to discuss key strategic priorities, opportunities and risks facing the Company and performance of the Board of Directors, of each of its committees and of each committee’s chair. The resulting information is analyzed by the NGSRC, which in turn reports to the Board of Directors and identifies improvement opportunities.

The Chair of the Board of Directors receives the results of each director’s assessment and meets every year with each director individually which facilitates a discussion of the evaluation of his or her contribution and that of other directors and other aspects of the functioning of the Board of Directors. In Fiscal 2021, the questionnaire was reviewed and improved with the support of an outside consultant and included a peer-to-peer evaluation process, where each director assessed the contribution of each of its peers relative to the performance standards for the director position description. The results were compiled by the outside consultant.

Members of the Board of Directors are also asked in the questionnaire to assess and comment on the performance of the Chair of the Board of Directors. Individual assessments of the Chair’s performance are reviewed by the NGSRC.

The contribution and effectiveness of each committee’s chair are assessed annually against their respective objectives and the standards of their respective position description. The NGSRC monitors and

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tracks progress of improvement opportunities identified through the self-assessment process, and the Board of Directors and its committees continuously refine various aspects of their practices as a result of the assessments. For example, the issues identified help the Board of Directors adjust its objectives, as needed, and inform the Board of Directors meeting agenda, as well as the agendas of the Board of Directors committee meetings. The result of the questionnaire regularly translates into concrete improvement. As an example, directors voiced through this assessment their desire to formalize the capital allocation strategy, which was subsequently accomplished during Fiscal 2024. The questionnaire has also since been updated to survey directors on these improvements and their satisfaction with them.

Directorship of Other Reporting Issuers

Some members of the Company’s Board of Directors are also members of the boards of other public companies. Please refer to section “Business of the Meeting—Election of Directors—Description of Proposed Director Nominees” of this Circular. The Board of Directors did not adopt a director interlock policy but reviews external board and committee memberships of all directors as part of its annual evaluation of director independence. As at April 18, 2024, among the current directors and the proposed director nominees, Messrs. Pierre Beaudoin and Charles Bombardier both serve on the board of directors of Bombardier Inc. and Messrs. Bekenstein and Nomicos both serve on the board of directors of Dollarama Inc. The Board of Directors has determined that this relationship does not impair the ability of these directors to exercise independent judgment.

Mandate of the Board of Directors

The Board of Directors is responsible for supervising the management of the Company’s business and affairs. The Board of Directors’ key responsibilities relate to the stewardship of management, generally through the CEO acting in the best interests of the Company, and include the following:

●	adopting a strategic planning process;

●	overseeing technologies, capital investments and projects;

●	identifying risks and ensuring that procedures are in place for the management of those risks;

●	reviewing internal controls and reporting;

●	reviewing and approving annual operating plans and budgets;

●	overseeing corporate social responsibility and ethics;

●	adopting policies and practices and overseeing related risks and opportunities;

●	reviewing the integrity of the CEO and the other executive officers and ensuring that the CEO and other executive officers create a culture of integrity;

●	overseeing succession planning;

●	overseeing the appointment, training and supervision of management;

●	overseeing leadership development and executive compensation;

●	overseeing nomination process for new directors (subject to the charter of the NGSRC and the Nomination Rights Agreement);

●	overseeing the Company’s corporate governance policies and practices;

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●	reviewing and authorizing delegations and general approval guidelines for management;

●	monitoring financial reporting;

●	monitoring internal controls and management information systems;

●	seeking to ensure that the Company has a corporate disclosure and communications policy in place in accordance with the published securities laws guidance;

●	adopting measures for receiving feedback from stakeholders; and

●

adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically, with honesty and integrity and taking into account the Company’s corporate social responsibility; and

●

overseeing the Company’s corporate social responsibility program (including its approach to environmental, social and governance practices) as well as matters of compliance, ethics and integrity, it being understood that some of these topics may be delegated from time to time to the expertise of one or more of the committees.

Under its mandate, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to Board of Directors committees and to engage outside advisors, at the Company’s expense, where, in its view, additional expertise or advice is required. The text of the Board of Director’s mandate is attached to this Circular as SCHEDULE A.

Position Descriptions

Chair of the Board of Directors and Committee Chairs

Mr. José Boisjoli is the Chair of the Board of Directors since May 30, 2019.

The Board of Directors has adopted a written position description for the Chair of the Board of Directors which sets out the chair’s key responsibilities, including duties relating to setting Board of Directors meeting agendas, chairing Board of Directors and shareholder meetings, director development, Board of Directors, committee and director assessment, leadership in ensuring that the Board of Directors works as a cohesive team, monitoring the work of the committees to ensure that delegated projects or responsibilities are carried out and reported to the Board of Directors and communicating with shareholders and other stakeholders. In Fiscal 2024, the written position description for the Chair of the Board of Directors was amended, notably, to specify that the Chair shall, as required and in collaboration with the Lead Director, ensure that directors have the opportunity, at each meeting, to meet separately without management personnel being present (including the Chair and CEO), and when necessary, to have meetings with only independent members of the Board.

The Board of Directors has also adopted a written position description for each of the committee chairs which sets out each of the committee chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings, working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee and reporting to the Board of Directors.

Lead Director

Ms. Samardzich was appointed independent Lead Director of the Company on June 3, 2022.

The primary functions of the Lead Director are to provide leadership to the directors to enhance the effectiveness and independence of the Board of Directors and to facilitate the efficient functioning of the

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Board of Directors. The Board of Directors has adopted a written position description for the Lead Director which sets out the Lead Director’s key responsibilities, including duties relating to the conduct of directors’ meetings and participation in policy implementation and succession planning, ensuring that appropriate structures and procedures are in place so that the Board of Directors may function independently from management, ensuring, in consultation with the Chair of the Board of Directors and the CEO, that there is an effective and transparent communication between the Board of Directors and management, and that the respective responsibilities of the Board of Directors and of management, as well as the boundaries between them, are clearly understood and respected, and advising the Chair of the Board of Directors and the CEO on the appropriate flow of information to the Board of Directors. Furthermore, the Lead Director has the duty to act, in collaboration with the Chair of the Board of Directors and CEO, as a representative of the Board of Directors with the Company’s shareholders in the context of specific engagements. In Fiscal 2024, changes were made to acknowledge the fact that the Lead Director plays a key role during the annual shareholder meetings, including by contributing to those meetings in such capacity as is appropriately delegated to the Lead Director, and by responding to any questions from shareholders addressed to the Lead Director at any such meetings.

President and CEO

Mr. Boisjoli is President and Chief Executive Officer of BRP since December 2003.

The primary functions of the President and CEO are to lead the day-to-day management of the Company’s business and affairs and to lead the implementation of the resolutions and the policies of the Board of Directors.

The Board of Directors has developed a written position description and mandate for the President and CEO which sets out the President and CEO’s key responsibilities, including duties relating to providing leadership in managing the Company, ensuring that matters requiring decisions by the Board of Directors are brought to its attention in a timely fashion, fostering a corporate culture that promotes ethical practices, individual integrity and that maintains a positive work climate that is conducive to attracting, retaining and motivating top-quality employees, providing leadership to management in support of the Company’s commitment to corporate social responsibility, ensuring the implementation of the strategic and operating plans approved by the Board of Directors and developing an annual business plan and budget that supports such strategic plan, identifying and managing risks related to the business of the Company, ensuring the accuracy, completeness and integrity of the Company’s corporate disclosure, developing and implementing an effective communications policy, serving as a spokesperson for the Company and ensuring proper communication between the Company’s management and the Board of Directors.

In Fiscal 2024, the written position description for the President and CEO was amended to reflect that the President and CEO shall, in addition to the above, create a culture within the Company that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members and other senior management personnel, thus ensuring the Company maintains a strong succession plan; develop an awareness of global trends in the Company’s core lines of operations so as to manage rapid technological developments; promote and protect the Company’s reputation in its markets and with all customers, communities, and government and regulatory bodies; ensure the development of a long-term strategic plan for the Company to maximize value for all stakeholders and growth of the Company in a sustainable and responsible manner and recommend the plan to the Board of Directors for consideration; and see to the continuous improvement in the quality and value of the products and services provided by the Company and promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service-oriented markets.

Board of Directors Committees

The Board of Directors ensures that the composition of its committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

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Audit Committee

The Audit Committee must be composed of a minimum of three directors, each of whom must be independent and meet the criteria for financial literacy established by applicable laws, including NI 52–110. The Audit Committee is currently composed of Mses. Kountze and Métayer and Messrs. Ross, Hernández and Nomicos, all of whom are independent and meet the criteria for financial literacy established by applicable laws, including NI 52–110. Mr. Ross was appointed to the Audit Committee on November 18, 2022, and he also has the necessary experience to qualify as a financial expert under the rules adopted by the U.S. Securities and Exchange Commission in accordance with the Sarbanes Oxley Act of 2002, in addition to being a CPA. Mr. Nomicos has been the chair of the Audit Committee for the entire Fiscal 2024. The relevant experience of each member of the Audit Committee is described as part of their respective biographies. Please refer to section “Business of the Meeting—Election of Directors—Description of Proposed Director Nominees” of this Circular.

The Board has adopted a written charter describing the mandate of the Audit Committee of the Company. The charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring the effectiveness and adequacy of the disclosure of controls and procedures over financial reporting and non-financial reporting, ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, including CSR/ESG-related disclosure documents, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial control framework has been implemented and tested by the Company’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors, and reporting to the Board of Directors on any outstanding issue. The Audit Committee also reviews significant accounting and reporting issues, including unusual or sensitive matters such as disclosure of related party transactions, and has oversight of information technology security and control, as well as of cybersecurity and data protection as a whole, and not just with respect to internal controls. In Fiscal 2024, the charter of the Audit Committee was amended to clarify that the committee reviews the Company’s CSR/ESG-related reports and disclosure documents before being publicly released or provided by the Company to any governmental or regulatory body, and considers the adequacy and completeness of the financial information contained therein and, if appropriate, recommends to the Board their approval and disclosure.

More specifically, the Audit Committee has oversight of information technology security and control, as well as of cybersecurity, technological risk issues and data protection as a whole, and not just with respect to internal controls. Indeed, the Audit committee has the responsibility to review on a quarterly basis, with the assistance of the Chief Information Officer (CIO) or his delegate, the information technology and information security strategies, risk management, operating performance and related matters, including the effectiveness and adequacy of computerized accounting systems, the protections against damage and disruption, and security of confidential information through information systems reporting as well as the Corporation’s information security and cybersecurity policies, guidelines, controls, initiatives and incident response plans and procedures. The CIO or his delegate briefs, on a quarterly basis, the Audit Committee on the Company’s cybersecurity and information security posture. The presentation includes an executive summary, including an overview of progression on cybersecurity projects showcasing how the Company is doing with respect to key cyber capabilities. The CIO’s presentation also includes an overview of new cybersecurity trends, regulations, threats, risks and incidents. In addition, on an annual basis, the Company also does a risk assessment of most probable threat scenarios and focus areas for risk mitigation versus its residual risks. The Audit Committee then presents those updates to the Board through the committee report presented each quarter.

Additional information relating to the Audit Committee can be found in the section entitled “Audit Committee Information” of the 2024 AIF available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company’s website at ir.brp.com.

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Human Resources and Compensation Committee

The HRCC must be composed of at least three directors, and is currently composed of Messrs. Beaudoin, Bekenstein and Philip and Ms. Samardzich, with Mr. Philip acting as chair of the HRCC. All members of the HRCC have a working familiarity with human resources and compensation matters.

The Board of Directors has adopted a written charter describing the mandate of the HRCC, and reflecting the purpose of the HRCC, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the establishment of key human resources and compensation policies (including all incentive and equity-based compensation plans), the performance evaluation of the CEO and the executive officers, the determination of the compensation for the CEO and the executive officers of the Company, succession planning (including the oversight over the appointment and evaluation of senior officers, but excluding CEO succession) and reporting to the Board of Directors on any outstanding issue.

The HRCC is also responsible for monitoring the succession planning of the executive officers and key members of senior management, other than the CEO. Please refer to section “Disclosure of Corporate Governance Practices—Board of Directors Committees—Nominating, Governance and Social Responsibility Committee” of this Circular for further information on the succession planning for the CEO.

As part of the succession planning oversight responsibilities of the executive officers and key members of the senior management, the HRCC periodically reviews the organization’s structure in light of recent changes and potential future changes as well as the succession plan status for all executive officers, except the CEO. The objective of the succession planning process is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s growth but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies and, if there are gaps in readiness, to identify roles for which an external talent search may be required. The directors also meet with members of the management team through their participation in meetings and presentations to the Board of Directors and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allows directors to identify and get better acquainted with members of the management team who are potential future leaders of the Company and to obtain a broader perspective on issues relevant to the Company.

In order to encourage an objective process for determining compensation, the HRCC may retain, as needed, the services of a global professional services firm and conducts extensive benchmarking.

Pursuant to the Nomination Rights Agreement, for so long as each of Bain and the Beaudier Group continue to have the right to designate at least one member of the Board of Directors, each has the right to appoint one member of the HRCC. Please refer to section “Disclosure of Corporate Governance Practices—Nomination Rights Agreement” of this Circular.

Nominating, Governance and Social Responsibility Committee

The NGSRC must be composed of at least three directors. The NGSRC is currently composed of Messrs. Beaudoin, Bekenstein and Philip and Ms. Métayer, with Mr. Philip acting as the chair of the NGSRC.

The Board of Directors has adopted a written charter describing the mandate of the NGSRC. The charter of the NGSRC reflects the purpose of the NGSRC, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the CEO succession planning, the compensation of directors, identifying individuals qualified to be nominated as members of the Board of Directors (subject to the terms of the Nomination Rights Agreement), developing corporate governance guidelines and principles for the Company, assessing the structure, composition, performance and effectiveness of Board of Directors committees, evaluating the performance and effectiveness of the Board of Directors, reviewing and assessing the Company’s policies and practices with respect to its corporate social responsibility program, including without limitation with respect to diversity, equity and inclusion (“DE&I”), and reporting to the Board of Directors on any outstanding issue.

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While the Board of Directors maintains, as the ultimate steward of ESG matters, an oversight of the measures put in place by management to mitigate climate risk as well as management’s assessment of this risk and its possible impacts on the Company’s operations and activities, such oversight is performed both at the Board level and through its committees, including the NGSRC, which is specifically tasked with climate-related targets and opportunities oversight. The Company works to increase the resilience of its business to address physical and transitional climate risks through integration of climate issues management into its governance, strategy, risk management and metrics. Please refer to section “Disclosure of Corporate Governance Practices—CSR25 Program” of this Circular for additional information regarding the Company’s CSR program and progress.

The NGSRC annually conducts an assessment of the performance and effectiveness of the Board of Directors and of the committees of the Board of Directors to evaluate their contribution. Please refer to section “Disclosure of Corporate Governance Practices—Board of Directors—Assessment of the Board of Directors, Committees, Directors, and Chairs” of this Circular.

The charter of the NGSRC also provides that the committee is charged with selecting candidates for election as directors, including replacements for designees of Principal Shareholders, as applicable, as and when they lose their rights to designate directors under the Nomination Rights Agreement. In identifying new candidates for the Company’s Board of Directors, the NGSRC will consider what competencies and skills the Board of Directors, as a whole, should possess, assess what competencies and skills each existing director possesses, considering the Board of Directors as a group, with each individual making his or her own contribution, the personality and other qualities of each director and the overall diversity of views and business experience of the Board of Directors as these may ultimately determine the boardroom dynamic. Individuals selected as nominees shall have the highest personal and professional integrity, shall have demonstrated exceptional ability and judgment and shall, in the opinion of the NGSRC, be most effective, in conjunction with the other directors, in collectively serving the long-term interests of the shareholders. The NGSRC regularly reviews the profile of the Board of Directors, including the age and tenure of individual directors, and the representation of diversity, geography and various areas of expertise. In considering new candidates for the Board of Directors, the NGSRC is also expected to take into account multiple aspects of inclusiveness and diversity, such as gender, geography, age, race, ethnicity and cultural background, with a view to ensuring that the Board of Directors benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience, which are necessary for good governance and efficient management. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board of Directors can carry out its responsibilities effectively while facilitating transition following the election or appointment of new directors. Succession planning for the Board of Directors, in line with these objectives, has been a key focus of the NGSRC and the Board of Directors in recent years. For instance, in Fiscal 2021, the addition of Ms. Kountze brought relevant expertise in information security, information technology, technology and cybersecurity to the Board of Directors, and Mr. Hernández enhanced the expertise in the automotive industry and brought an important perspective on the Company’s Mexican operations. In Fiscal 2023, the addition of Mr. Ross has complemented the current skills and capabilities of the Board of Directors by bringing expertise in financial services and markets, as well as risk management, and the addition of Ms. Beaudoin in Fiscal 2024 has further strengthened the Board of Directors’ expertise in finance, accounting as well as human resources.

The following matrix provides a summary of the competencies, skills, experience and expertise that each current director or proposed director nominee possesses as well as other information that may be relevant for purposes of identifying new directors. ESG (including climate) and AI-focused capabilities have been added in the board skills matrix since such matters are gaining in importance and are pertinent to the Board of Director’s role in risk management and strategic planning oversight.

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(1)	Nominees marked with “C” are Chair persons.

(2)

IS/IT/Technology includes the following: experience with, and understanding of, relevant current and emerging technologies and related innovation (e.g., artificial intelligence, digital solutions/transformation), including governance of information management (e.g., cybersecurity), data privacy and security principles, IT security and IT infrastructure, and the Board’s role in overseeing information technology.

(3)

Climate/ESG/Corporate Responsibility includes the following: experience with policies, practices or management risk associated with climate-related, environmental, social and governance matters which are relevant to the organization, experience integrating a sustainable development strategy into the business’s umbrella strategy, experience with, or understanding of, corporate social responsibility initiatives, including diversity and inclusion, and community affairs as business imperatives.

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Please refer to section “Disclosure of Corporate Governance Practices—Diversity, Equity and Inclusion” of this Circular for further details on matters of succession.

Finally, the NGSRC is also responsible for monitoring the succession planning process for the President and Chief Executive Officer. Succession plans are reviewed by the NGSRC at regular intervals during the year. The NGSRC provides regular updates on the progress made to the Board of Directors throughout the year, and succession planning is done on a continuous and integrated basis for the short, medium and long terms. Equity, diversity and inclusion are also important considerations in succession planning.

The charter of the NGSRC may not be amended without the written consent of each Principal Shareholder party to the Nomination Rights Agreement at the relevant time. In addition, for so long as each of Bain and the Beaudier Group continue to have the right to designate at least one member of the Board of Directors, each will have the right to appoint one member of the Board of Directors to the NGSRC. Please refer to section “Disclosure of Corporate Governance Practices—Nomination Rights Agreement” of this Circular.

Investment and Risk Committee

The investment and risk committee of the Company (the “Investment and Risk Committee”) must be composed of a minimum of three directors. The Investment and Risk Committee is currently composed of Messrs. Boisjoli, Bombardier, Hernández, Nomicos and Ms. Samardzich, with Ms. Samardzich as chair of the Investment and Risk Committee. All members of the Investment and Risk Committee have a working familiarity with corporate finance and investment matters.

The Board of Directors has adopted a written charter describing the mandate of the Investment and Risk Committee. The charter of the Investment and Risk Committee reflects the purpose of the Investment and Risk Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company’s exposure to key risks, except for risks that remain the primary responsibility of another Committee of the Board, and the Company’s enterprise risk management policies, programs and practices regarding financial, strategic and operational matters; the Company’s financial and related risk management policies, strategies and practices, including the Company’s capital structure and the utilization of financial instruments; and the Company’s capital expenditure and investment plans and proposed significant capital expenditures; and reporting to the Board of Directors on any outstanding issue.

Shareholder Engagement

The Board of Directors firmly believes in the importance of engaging actively and regularly with the shareholders of the Company, including subordinate shareholders specifically. As with BRP’s other stakeholders, the Company constantly solicits feedback from shareholders as well as from the investment community. This feedback assists the Company in continuously improving its investor relations program and financial disclosure, and in comparing its performance objectively against other publicly traded companies.

Meetings are held regularly between BRP’s executive officers and institutional shareholders. For instance, on a quarterly basis, the Company holds investor presentations with the investment community to review the financial and operating results of the quarter or the financial year, which presentations are accessible to the shareholders on the Company’s website at www.brp.com. BRP’s Head of Investor Relations and relevant members of senior management also participate every quarter in roadshows and meetings with the investors to discuss their views and address their concerns, if any. In addition, from time to time, the Company holds specific “Investor and Analyst Days” during which relevant members of senior management make themselves available to answer questions and provide investors with important updates. Executive officers are also regularly invited to speak at broker-sponsored industry investor conferences. Through these various channels of interactions, in Fiscal 2024, the Company interacted with over 200 shareholders and other investors worldwide, as well as sell-side research analysts.

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Moreover, from time to time, the Company sends a questionnaire to its shareholders to solicit direct and anonymous feedback on their perception of the Company’s strategy, capital allocation, ESG and key corporate governance practices. This questionnaire was sent to shareholders in Fiscal 2024.

The Board of Directors is also committed to maintaining an open and transparent dialogue with its shareholders and addressing their concerns: it is possible for shareholders to request a meeting with one or more members of the Board of Directors, which may be arranged through the Head of Investor Relations, when appropriate, and the Board will periodically invite certain shareholders to speak to the entire Board, allowing such shareholder to present its perspectives on the Company, offer direct feedback to the Board and answer any questions the Board members may have. The responsibilities of the Lead Director were also enhanced in Fiscal 2023 and Fiscal 2024 to include formalizing and participating in shareholder outreach, contributing to the meetings of shareholders in such capacity as is appropriately delegated to the Lead Director and responding to such questions from shareholders as addressed to the Lead Director at those meetings. Moreover, in the normal course of operations, certain corporate actions which may be material to BRP are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to the Company’s Board of Directors for consideration and approval and, when appropriate, such matters are also discussed with BRP’s shareholders. In order to engage with shareholders with respect to executive compensation, the Company also holds an advisory non-binding vote on executive compensation (Say-on-Pay): at last year’s annual shareholder meeting, shareholders were asked to consider an advisory resolution regarding the Company’s approach to executive compensation, which advisory resolution received the approval of 98.31% of shareholders. This year again, at the Meeting, shareholders will be asked to consider the Say-on-Pay Advisory Resolution regarding the Company’s approach to executive compensation. For further details on the Say-on-Pay Advisory Resolution, please refer to section “Business of the Meeting—Say-on-Pay Advisory Resolution on Approach to Executive Compensation” of this Circular.

To facilitate questions and comments from shareholders, outside of the existing channels described above, the following means of communication are also available:

●	through BRP’s website at www.brp.com, under “Contact Us”;
●	by calling the Company’s customer service department at 1 (888) 272-9222;
●

by communicating with the Head of Investor Relations by e-mail (ir@brp.com), who is committed to meeting with the investment community and the Company’s shareholders to address any shareholder-related concerns and provide public information on the Company; and

●	by contacting BRP’s Lead Director by sending an e-mail to corporate.secretariat@brp.com addressed to the Lead Director.

Orientation and Continuing Education

The Company recognizes ongoing director education as an important component of good governance. Directors ensure to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments.

Orientation program

The Company has in place an orientation program for new directors pursuant to which they will meet separately with the Chair of the Board of Directors, individual directors and members of the senior executive team to familiarize themselves with the Company and its business, as well as the expected contribution of individual directors. A new director will be presented with the Board of Directors policies and procedures, the Company’s current strategic plan, organizational structure, operations, governance and compensation plans, financial plan and capital plan, the most recent core public disclosure documents and other materials relating to key business issues. A new director will also be visiting selected facilities.

While directors personally ensure that they are up to date in their awareness of company and industry issues and their duties and responsibilities as directors, the chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the respective

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committee’s mandate. The Chair of the Board of Directors is also responsible for instituting learning programs for directors.

Meetings

The Company helps to facilitate corporate governance best practice relating to orientation and continuing education in various ways. Board of Directors dinner sessions generally take place the evening prior to regularly scheduled board meetings, as an opportunity for the Board of Directors to accomplish a number of important governance objectives, including: (i) meeting the CEO and other executives in an informal environment, (ii) holding educational sessions on important topics with respect to BRP’s business and some of its strategic initiatives, and (iii) strengthening the directors’ collegial working relationship.

At each quarterly board meeting, the chair of each of the board’s committees generally briefs the board on the deliberations of the committee and presents any matters recommended by the committee for board approval. The Board of Directors is also regularly updated throughout the year regarding both operational and strategic developments in the Company’s business. In addition to the distribution of written briefing materials on significant topics, internal sessions are generally offered to the Board of Directors and its committees by staff, management and external service providers and industry participants to advance their understanding of the Company, the industry and market trends, the competitive environment in which it operates as well as strategic opportunities or specific challenges facing the Company and its management. For instance, on an annual basis, all members of the NGSRC are being offered a presentation on recent trends in corporate governance, which sets the stage to have informed discussions on potential improvements to consider for the Company. Similarly, the members of the IRC are offered various opportunities to further their understanding of the Company’s investment strategy and capital expenditures.

Other examples of specific presentations from management and external experts to the Board of Directors members in Fiscal 2024 include:

Description	Attendees

Presentation on competitive landscape, including a focus on emerging competitors	All members of the Board of Directors

Update on New Products and On-Site visit at the Design & Innovation Center	All members of the Board of Directors

Update on Mexico-Texas Border Issues	All members of the Board of Directors

Update on Manufacturing Strategy and Land Acquisition for Potential Growth	All members of the Investment and Risk Committee

Presentation on overview of ESG Disclosure Regulatory Landscape	All members of the Audit Committee

Presentation on the potential of AI if approached with care and security boundaries	All members of the Audit Committee

Presentation on trends in executive compensation, short-term and long-term incentive plans	All members of the HRCC

Presentation on trends in directors (board) compensation	All members of the HRCC

Plant visits

In Fiscal 2024, all members of the Board of Directors visited the company’s electric vehicle research and development facilities in Valcourt, Québec. As this is one of the Company’s future growth platforms, it

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is important that directors understand how the development of these vehicles works. Some directors also attended the Company’s Club in Atlanta, Georgia, which brings together the Company’s dealers from around the world and showcases new products.

It is the practice of the Company to conduct from time to time board and committee meetings at one or more of its manufacturing plants around the world. This allows the directors an opportunity to meet the Company’s management in different geographic markets and circumstances, view the differences and similarities in the foreign locations and come to a better understanding of the unique needs and advantages that such facilities experience, and the business opportunities that foreign markets have to offer.

In addition, the directors of the Company travel broadly, and they are encouraged to seek out opportunities in their travels to pay individual visits to the Company’s plants around the world.

Wide Spectrum Participation

The committees of the Board of Directors welcome the attendance as guests of other directors who are not regular members of a committee. Although such a guest director does not vote on the deliberations of a committee, he or she nevertheless gains an understanding of the issues, policies, regulatory environment and specific concerns that drive the decision-making of the committee. This is particularly so in the case of the Audit Committee, including with respect to cybersecurity and CSR updates that may be relevant for other board members.

Association Membership

The Board of Directors’ continuing education policy encourages directors to attend external conferences and educational programs at the Company’s expense, to enhance their knowledge of the industries in which the Company carries on business as well as governance and director responsibilities. The Company also maintains a board membership with the Canadian Institute of Corporate Directors for the benefit of all its directors and several directors are also members of the U.S. National Association of Corporate Directors, two recognized professional associations that provide access to information, events and training on directors’ role and obligations, and on governance. The membership fees are paid by the Company.

Distribution of Media Coverage and other publications

The Chairman and the Lead Director regularly circulate to the Directors copies of relevant newspaper articles, analysts’ reports, industry reports and other publications. Chairs of the various committees also circulate materials on governance developments and trends and other relevant publications.

Ethical Business Conduct

BRP is committed to ethics excellence and continuously, meaningfully reinforces this commitment. The Company has a dedicated committee (the “Compliance and Ethics Committee”), which includes relevant members of the Company’s management and whose mandate is, among other things, to oversee compliance with the Code of Ethics and governance policies. The Audit Committee reviews on a quarterly basis the minutes of the Compliance and Ethics Committee as well as all complaints related to third party transactions and complaints of unethical or illegal conduct. The Company’s whistleblower policy (the “Speak Up Policy”) encourages its employees and external stakeholders, including employees of suppliers, to come forward and speak up when they suspect or witness a conduct which could violate the Code of Ethics, supplier code of conduct or other policies or any applicable law including any situations of possible modern slavery, such as any signs of human rights abuses in the Company’s business, its supply chain or in a third party’s operations. The Speak Up Policy provides multiple channels to report, including by contacting the ethics and compliance team or through the Integrity Hotline. Retaliation against anyone who speaks up in good faith is strictly prohibited as specified in the policy and the Code of Ethics.

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BRP’s Chief Legal Officer & Corporate Services also plays a key role in overseeing the execution of the compliance and ethics program, notably by:

●

overseeing all activities related to planning, implementing, overseeing, and enforcing BRP’s ethics and compliance program, including the Company’s Code of Ethics and associated annual training and certification;

●	developing policies and practices to promote and enhance a culture of integrity and ethical business practices, including policies and practices related to conflicts of interest; and

●	promoting a speak up culture which encourages employees to ask questions or raise concerns.

Code of Ethics

The Company has a code of ethics (the “Code of Ethics” or “Code”) that applies to the directors, officers, employees and representatives of the Company, including those employed by subsidiaries. The objective of the Code is to provide employees with guidelines and resources to help them make ethical decisions within their workplace, their business relationships, when handling company assets and to ensure a sustainable impact in their communities. Topics covered in the Code include, among others, respectful workplace, conflicts of interest, insider trading, data privacy, use of corporate assets, responsible communications, community engagement, political activity, communication with media, corrupt practices, acceptance of gifts, health, safety and environment, alcohol and drugs, confidentiality, fair dealing with the Company’s securityholders, customers, suppliers, competitors and employees, compliance with laws and reporting any illegal or unethical behaviour.

Each year, BRP employees must complete the Code of Ethics certification, pursuant to which they must acknowledge understanding the Code and undertake to comply with its provisions as well as all the Company’s governance policies, and an online training on selected topics of the Code must be completed prior to the certification, for example, conflicts of interest, gifts and hospitality, harassment and whistleblowing. New hires must also complete this exercise as part of their onboarding process. In addition, in Fiscal 2024, close to 350 employees at the manager level and up also completed mandatory online training sessions, reinforcing their understanding of their role in the application of three key policies: Speak Up, Conflicts of Interest and Gifts & Hospitality. When the Code or the Company’s governance policies are not respected, disciplinary actions can follow and can include dismissal or could lead to civil or criminal penalties for those involved.

The NGSRC is responsible for assisting the Board of Directors in reviewing and updating the Code of Ethics periodically, reviewing the system that the Company’s management will establish to enforce the Code of Ethics and reviewing management’s monitoring of the Company’s compliance with the Code of Ethics. Finally, each director signs annually a document attesting that they read the Code of Ethics, and where they must disclose whether, to their knowledge, there has been any conduct of a director or executive officer that constitutes or constituted a departure from the Code of Ethics in the last year.

The Code of Ethics is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Conflicts of Interest and Related Party Transactions

Under the Code of Ethics and the Company’s conflicts of interest policy, members of the Board of Directors are required to identify and avoid situations of actual, potential or perceived conflicts of interest, including related party transactions, and to disclose such situations to the entire Board of Directors as well as any committee on which they serve using a disclosure form available online on the Company’s Ethics & Compliance website. In addition, the Audit Committee has delegated to the Ethics and Compliance Committee the responsibility to review disclosures of related party transactions and ensure that the necessary actions are taken, that appropriate controls are put in place to mitigate the risks and that the Company’s interests are protected. A director who has an actual, potential or perceived conflict of interest in a matter before the Board of Directors or any committee on which he or she serves (including related party transactions) is required to disclose such conflict of interest as soon as the director becomes aware of it. In situations where a director has a conflict of interest in a matter to be considered by the Board of

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Directors (including related party transactions), such director may be required to recuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the CBCA regarding conflicts of interest. Similarly, employees of the Company are required to identify any situations of actual, potential or perceived conflicts of interest, including through entering into related party transactions, and seek guidance from their manager or the ethics and compliance team to determine if they need to disclose the situation.

Reporting Ethical Issues

The Code of Ethics and Speak Up Policy require that employees report any possible violations of the Code or of any other BRP governance policies. BRP’s management wants employees to feel safe to ask questions or raise concerns, which is why there are several ways to do so. Employees can either speak to their manager, a human resources business partner, the ethics and compliance team or the legal department or use BRP’s Integrity Hotline, a system operated by an independent third-party service provider which can be accessed 24/7 by phone or online on a completely anonymous and confidential basis.

Diversity, Equity and Inclusion

As a truly global company, the Company and its Board of Directors are committed to creating an environment built upon diversity, inclusion and fair values and practices. The Company believes that attracting, developing and retaining employees, including senior executives, who reflect diversity is an important element of its long-term sustainability by mirroring its customers around the world.

To further reinforce its commitment to an inclusive workplace, the Company has established a diverse DE&I Council in charge of implementing a strong action plan, which commits the Company to advance equity, diversity, and inclusion in the workplace, starting with efforts to seek to remove systemic barriers that may prevent diverse employees from thriving, including women, visible minorities, and members of the LGBTQ2+ community. The DE&I Council is comprised of nine employees from various backgrounds and workplaces and is led by two senior executives whose role is to implement a strong action plan. Its activities have a direct impact on BRP’s employees and its culture. Chaired by senior leaders, it is focused on four workstreams: Communications, Training, Talent Acquisition and Employee Resource Groups (ERG).

Specific DE&I employee resource groups are also being formed to reach targets, to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion, to be engaged as key business resources as well as sources of actionable feedback, and to help the Company in its efforts to identify opportunities to enhance its processes for collecting data and reporting measurable progress towards its DE&I goals.

The Company has also embedded in its Code of Ethics a section dedicated to DE&I, which sets out the responsibilities and expectations applicable to all employees. The Company also sends bi-monthly questions to employees via its internal pulse survey, which has been upgraded to capture insights and feedback on diversity, equity perception, inclusion and sense of belonging in the workplace, in complete confidentiality. This enables the Company to continuously develop and measure the impact of its DE&I and belonging initiatives.

Lastly, as a testament to its commitment to DE&I at all levels of the organization, such matters are also formally under the oversight of the NGSRC, within the greater corporate social responsibility strategy. For more details, please refer to sections “Disclosure of Corporate Governance Practices—CSR25 Program,” “Disclosure of Corporate Governance Practices—Ethical Business Conduct—Code of Ethics” and “Disclosure of Corporate Governance Practices—Board of Directors Committees—Nominating, Governance and Social Responsibility Committee” of the Circular.

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Board diversity statement

The Board of Directors has adopted a diversity statement formalizing its commitment to these principles. The Company does not have a formal written policy relating to the identification and nomination of women on the Board of Directors or in executive positions: it considers candidates on merit and takes into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors and executives should have in order to best advance the Company’s business plan and strategies. However, consistent with the Board of Directors’ diversity statement, the NGSRC has the mandate to consider a wide array of factors in identifying diverse candidates in the director nomination process, as does the HRCC when overseeing the recruitment of executives. These committees are indeed expected to take into account multiple aspects of inclusiveness and diversity, such as gender, geography, age, race, ethnicity and cultural background, with a view to ensuring that the Board of Directors and senior management benefit from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience, which are necessary for good governance and efficient management. The NGSRC also periodically reviews the Board of Directors’ diversity statement as well as DE&I metrics included in the key performance indicators of the CSR program to assess the Company’s progress against the diversity statement’s objectives and ensure that it is being effectively implemented.

Below are some examples of how the HRCC and NGSRC live up to those expectations for their respective audiences:

●	maintain an evergreen list of potential candidates, which must include a diverse group of candidates (including a representation of balanced gender diversity);
●

retain from time to time the services of an outside advisory firm in order to provide additional expertise and encourage an objective nominating process, and its search directives require that the pool of identified candidates meet the approved skills and diversity criteria;

●	identify top talent and implement development plans for high-potential women;
●	actively seek recruitment of women in key roles within the Company;
●	ensure pay equity between men and women;
●	monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders; and
●	connect female talent with senior leaders to accelerate the development and advancement of high-potential women.

Regulatory disclosure requirements

A requirement to disclose diversity with respect to “designated groups” was implemented under the CBCA in 2020. At the end of Fiscal 2024, the Company surveyed the Board of Directors and its senior management to determine the number and proportion of individuals that self-identified themselves as belonging to one or more of the “designated groups” as defined in the Employment Equity Act (Canada), being women, Aboriginal peoples (being Indian, Inuit, Métis), persons with disabilities and members of visible minorities (persons other than Aboriginal peoples who are non-Caucasian in race or non-white in colour). Participation in the survey was voluntary and, as such, the results represent only those individuals who elected to participate and may not be entirely representative of the designated groups at the Board of Directors or in senior management.

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	Women		Persons with disabilities(1)		Indigenous peoples		Members of visible minorities		Total number	Number of individuals that are members of more than one designated group
	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)
Board of Directors	4	33%	0	0	0	0	2	17%	6	1
Senior Management	2	17%	0	0	0	0	1	8%	3	0

(1)

“Persons with disabilities” refers to person who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment and who: (a) consider themselves to be disadvantaged in employment by reason of that impairment, or (b) believe that an employer or potential employer is likely to consider them to be disadvantaged in employment by reason of that impairment. This definition also includes persons whose functional limitations owing to their impairment have been accommodated in their current job or workplace.

Similarly, on August 6, 2021, the Securities and Exchange Commission approved Nasdaq Stock Market LLC (“Nasdaq”) proposed rules concerning board diversity. Among other things, Nasdaq requires each Nasdaq-listed company to disclose its board diversity on an annual basis pursuant to a template Nasdaq has provided:

Board Diversity Matrix (As of April 25, 2024)

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	12

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	4	8	-	-

Part II. Demographic Background

Underrepresented Individual in Home Country Jurisdiction	2

LGBTQ2+	-

Did Not Disclose Demographic Background	-

Four of the proposed director nominees are women, being 33% of the twelve proposed director nominees and 57% of the seven proposed independent director nominees. Each of the committees of the Board of Directors has at least one female member and the Chair of the Investment and Risk Committee as well as the Lead Director are women. There are two women executive officers, being 17% of the Company’s twelve executive officers. Two of the proposed director nominees have self-identified as a member of a visible minority, being 17% of the twelve proposed director nominees and 29% of the seven proposed independent director nominees. There is one executive officer that has identified as a member of a visible minority, being 8% of the Company’s twelve executive officers. No member of the Board of Directors nor any senior management has self-identified as an Aboriginal person or a person with a disability.

The Board of Directors has not to this date set aspirational or specific targets relating to female representation or representation of such other designated groups at the Board of Directors and in senior

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management, but it will continue to assess its current workforce and determine the appropriate way to identify and measure for these designated groups.

CSR25 Program

The Company is committed to corporate social responsibility (“CSR”) and more specifically to the environment, product safety, health and safety, social well-being and economic prosperity everywhere it operates. The Company recognizes that these factors are fundamental to its growth and success.

In April 2022, BRP announced its commitment to take CSR even further with the launch of its new CSR25 program (the “CSR25 Program”), which fosters value creation around three main pillars: Environment, Social and Governance. The CSR25 Program includes objectives that focus on the Company’s employees, communities, operations and products, which have been specifically assigned to senior executives to make optimal use of their unique expertise.

In connection with the launch of the CSR25 Program, the Company set specific time-based climate goals, including reducing CO2 emissions from its supply chain by 25% by 2035. Additional information regarding the Company’s CSR program and progress, including which standards the Company uses for climate disclosures such as Greenhouse Gas Protocol, can be found in the CSR reports made available on the Company’s website at www.brp.com concurrently with the annual general meeting of the shareholders of the Company. For greater certainty, the CSR reports and any information therein as well as any information on the CSR program available on the Company’s website are not part of this Circular and are not incorporated by reference herein.

The Board of Directors of the Company is the ultimate steward of ESG matters (including climate-related matters such as greenhouse gases emissions). As such, a progress report on the Company’s CSR25 Program, targets and various ESG indicators is submitted every quarter to the Board of Directors for its review. The Board of Directors also established clear lines of authority and oversight at the committee levels, as detailed below:

●

The NGSRC has been delegated the authority to annually review and assess the Company’s policies and practices with respect to its CSR25 Program and supervises key performance indicators (KPIs) developed as part of the CSR25 Program; and

●

The Audit Committee has been delegated the authority to oversee any CSR/ESG-related disclosure documents and the controls in place to assess the adequacy and completeness of the financial information contained therein.

In addition to the oversight by the Board and its committees, the Executive Management team, along with the dedicated team of CSR professionals (the “CSR team”) established in Fiscal 2024 a comprehensive CSR governance framework which engages proactively and regularly with relevant stakeholders at all levels of the organization. Specifically, a CSR Steering Committee composed of executives with ownership over each pillar of the Company’s CSR25 framework meets on a quarterly basis to review progress and align on strategic plans. In addition, to ensure smooth collaboration throughout the Company’s CSR journey, a Coordinating Committee was also formed, bringing together leaders of key functions delivering on CSR25 projects.

The CSR team also receives updates on the advancement of the work against the Company’s CSR25 Program’s priorities from the executives and internal working groups to whom such priorities are assigned, and it has the responsibility to report regularly on such progress to the whole executive management team as well as twice a year to the NGSRC.

BRP recognizes that responsible governance requires a commitment to transparency and accountability throughout its organization, as well as effective structures, policies, standards, and communication.

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Maintaining high ethical standards and adopting best practices is key to making sound strategic decisions. In this perspective in Fiscal 2023, the Company overhauled its Code of Ethics, which applies to all employees (except the hourly-paid plant workers) and directors of the Company, including those employed by subsidiaries. The Code offers real-life examples and consolidates in one place the Company’s existing expectations in matters such as data privacy, relationship with third parties and global trade compliance, such that it is the one document of reference which includes hyperlinks to the Company’s more detailed policies. For more details on the Code of Ethics, please refer to section “Disclosure of Corporate Governance Practices—Ethical Business Conduct—Code of Ethics” of this Circular.

Nomination Rights Agreement

Bain, Beaudier Group and CDPQ have certain rights to designate members of the Board of Directors pursuant to the Nomination Rights Agreement, which provide that the Principal Shareholders party thereto at the relevant time will cast all votes to which they are entitled to fix the size of the Board of Directors and to elect members of the Board of Directors in accordance with the provisions thereof.

Bain is currently entitled to designate three members of the Board of Directors and will continue to be entitled to designate such number of directors for so long as it holds more than 10% of the number of Multiple Voting Shares it held on May 29, 2013 (the “Bain IPO Shares”). Bain will only be entitled to designate one member of the Board of Directors once it holds 10% or less of the Bain IPO Shares. In the event that Bain holds 10% or less of the Bain IPO Shares, it will lose the right to designate its final member of the Board of Directors once the Multiple Voting Shares held by Bain represent less than 2.5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

Beaudier Group is entitled to designate three members of the Board of Directors and will continue to be entitled to designate such number of directors for so long as it holds more than 10% of the number of Multiple Voting Shares it held on May 29, 2013 (the “Beaudier Group IPO Shares”). Beaudier Group will only be entitled to designate one member of the Board of Directors once it holds 10% or less of the Beaudier Group IPO Shares. In the event that Beaudier Group holds 10% or less of the Beaudier Group IPO Shares, it will lose the right to designate its final member of the Board of Directors once the Multiple Voting Shares held by Beaudier Group represent less than 2.5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

CDPQ is entitled to designate one member of the Board of Directors for so long as it holds a number of Multiple Voting Shares that is more than 10% of Beaudier Group IPO Shares. In the event that CDPQ holds a number of Multiple Voting Shares that is 10% or less of the Beaudier Group IPO Shares, it will lose the right to designate its member of the Board of Directors once the Multiple Voting Shares held by it represent less than 2.5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for purposes of such calculation).

The Nomination Rights Agreement provides that all parties thereto at the relevant time will cast all votes to which they are entitled in favour of each individual nominated for election to the Board of Directors.

Pursuant to the terms of the Nomination Rights Agreement, the Board of Directors will be comprised of the Audit Committee, the Investment and Risk Committee and the Human Resources, Nomination and Governance Committee (the “HRNGC”) (which has been replaced by the HRCC and the NGSRC, which collectively inherited substantially all of the responsibilities of the HRNGC). For so long as Bain and Beaudier Group have the right to designate at least one member of the Board of Directors, each will have the right to appoint one member of the Board of Directors to the HRCC and to the NGSRC.

Bain, Beaudier Group and CDPQ will cease to be a party to the Nomination Rights Agreement and to have rights and obligations thereunder immediately upon ceasing to have the right to designate any

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director pursuant to such agreement. The provisions of the Nomination Rights Agreement will terminate at such time as only one of Bain, Beaudier Group or CDPQ has the right to designate a member of the Board thereunder.

Majority Voting Policy

Following amendments to the CBCA which took effect on August 31, 2022, in the case of uncontested elections of directors (that is, elections where there is only one candidate nominated for each position available on the board, as determined by the board), (i) shareholders will be asked to vote “for” or “against” each director nominee; (ii) only nominees receiving a majority of the votes will be elected; and (iii) a nominee who does not receive a majority of the votes and who is an incumbent director may continue in office until the earlier of the 90th day after the election, or the day on which his or her successor is appointed or elected. In accordance with the CBCA, the board may reappoint an incumbent director even if he or she did not receive majority support in the following limited and defined circumstances: (i) to satisfy CBCA Canadian residency requirements; or (ii) to satisfy CBCA independence requirements.

In light of these recent amendments to the CBCA, the Company is subject to the majority voting principles provided thereunder, and as such the Board of Directors has since repealed its majority voting policy.

Advance Notice Requirements for Director Nominations

The Company has adopted an advance notice by-law (the “Advance Notice By-law”) for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice By-law is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of shareholders of the Company. The Advance Notice By-law fixes the deadlines by which holders of record of Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a timely written notice to the Company for any director nominee to be eligible for election at such annual or special meeting of shareholders.

The by-laws of the Company, including the Advance Notice By-law, are available on the Company’s website at ir.brp.com and on SEDAR+ at www.sedarplus.ca.

Indemnification and Insurance

The Company has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Company. The indemnification provisions do not however apply to any amounts that may be clawed back in accordance with the Company’s Clawback Policy, which allows the Company to recover certain compensation or benefits from directors and officers under specific circumstances. For more information, please refer to the Clawback Policy available on the Company’s website at www.brp.com.

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ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or proposed director nominees, executive officers, employees, former directors, former executive officers or former employees of the Company or any of its subsidiaries, and none of their associates, is or has, at any time since the beginning of the Company’s most recently completed fiscal year, been indebted to the Company or any of its subsidiaries. Additionally, the Company or any of its subsidiaries have not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation.

Interest of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Company, or any person who has been a director or officer of the Company at any time since the beginning of the Company’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors as set forth herein.

Interest of Informed Persons in Material Transactions

Other than as set out below or as described elsewhere in this Circular, management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director nominee, or any associate or affiliate of any informed person or proposed director nominee, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

Reimbursement to Bombardier Inc., a company related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational products business of Bombardier Inc., the Company is required to reimburse to Bombardier Inc. income taxes amounting to $22.4 million as of January 31, 2024. The reimbursement will begin when Bombardier Inc. starts making any income tax payments in Canada and/or the United States.

In addition, in connection with the above-mentioned transaction, the Company entered into a trademark license agreement whereby it has the right to continue to use certain trademarks of Bombardier Inc. which were not otherwise assigned to the Company in connection with such transaction, subject to certain conditions. The license allows the Company to use “Bombardier” in the corporate name of certain subsidiaries of the Company as long as, among other things, Beaudier Group maintains at least a 10% voting or equity interest in the Company.

Normal Course Issuer Bid

On November 30, 2023, the Company announced the renewal of its NCIB to purchase for cancellation a maximum of 3,231,999 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at November 28, 2023. The Company is authorized to make purchases under the NCIB during the period from December 5, 2023, to December 4, 2024, in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. As at April 18, 2024, the Company repurchased for cancellation a total of 1,212,900 Subordinate Voting Shares for a total cost of $111,418,290.

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Shareholders may obtain a copy of the Company’s Notice of Intention relating to its NCIB, without charge, by contacting BRP’s corporate secretariat, by e-mail at corporate.secretariat@brp.com.

Bought Deal Secondary Offering

On January 26, 2024, Bain entered into an underwriting agreement with a syndicate of underwriters and the Company pursuant to which it sold 2,000,000 Subordinate Voting Shares of the Company at a price of $91.00 per Subordinate Voting Share for aggregate gross proceeds of $182,000,000. The Company did not receive any of the proceeds from the 2024 Secondary Offering.

Available Information

The Company is required under applicable Canadian and U.S. securities laws to file various documents, including financial statements. Financial information is provided in the comparative audited annual consolidated financial statements of the Company for Fiscal 2024, together with the notes thereto, the Report of Independent Registered Public Accounting Firm thereon and the related management’s discussion and analysis. Copies of these documents and additional information concerning the Company can be found under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies of the Company’s audited annual consolidated financial statements and management’s discussion and analysis can also be obtained upon request made to the Chief Legal Officer & Corporate Services of the Company, Mr. Martin Langelier, either by e-mail at corporate.secretariat@brp.com or at the Company’s head office: 726 rue Saint-Joseph, Valcourt, Québec, J0E 2L0.

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company received no shareholder proposal for inclusion in this Circular. The Company will include proposals from shareholders that comply with applicable laws in next year’s management proxy circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on January 31, 2025. Shareholder proposals must be received between January 1, 2025, and March 2, 2025, prior to the close of business and be sent to the Chief Legal Officer & Corporate Services of the Company, Mr. Martin Langelier, either by e-mail at corporate.secretariat@brp.com or at the Company’s head office: 726 rue Saint-Joseph, Valcourt, Québec, J0E 2L0.

Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be made available to and/or sent, as applicable, to each shareholder of the Company who is eligible to receive notice of, and vote his or her shares at, the Meeting, as well as to the Company’s independent auditor and each of its directors.

Dated at Valcourt, this 25th day of April 2024.

Martin Langelier

Chief Legal Officer & Corporate Services

2024 Proxy Circular

SCHEDULE A

BRP INC.

MANDATE OF THE BOARD OF DIRECTORS

1.0.	Introduction

The board of directors (the “Board”) of BRP Inc. (the “Company”) is responsible for the stewardship of the Company. Its members (the “Directors”) are elected by shareholders of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.0.	Purpose

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interest of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, both as Directors and as committee members. Directors are ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company.

3.0.	Composition and Membership

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board upon recommendation of the Nominating, Governance and Social Responsibility Committee of the Board.

Directors must have an appropriate mix of skills, knowledge, experience in business, diversity of views and an understanding of the industry and the geographical areas in which the Company operates. Directors selected should be able to commit the requisite time for all of the Board’s business. Directors should make all reasonable efforts to attend all Board and committee meetings and should review the materials provided by management in advance of the Board and committee meetings. A Chairman of the Board shall be appointed by the Board.

Without limiting the foregoing, Directors are expected to possess the following characteristics and traits:

a)	demonstrate high ethical standards and integrity in their personal and professional dealings;

b)	provide independent judgment on a broad range of issues; and

c)	understand and challenge the key business plans and the strategic direction of the Company.

The Nominating, Governance and Social Responsibility Committee of the Board is also expected to take into account multiple aspects of inclusiveness and diversity, such as gender, geography, age, race, ethnicity and cultural background, with a view to ensuring that the Board of Directors benefit from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience, which are necessary for good governance and efficient management.

4.0.	Meetings

Meetings of the Board will be held at such times and places as the Chairman may determine, but in any event not less than five (5) times per year. Directors may attend all meetings either in person, videoconference or by telephone.

The Chairman, if present, will act as the chairman of meetings. If the Chairman is not present at a meeting, the directors will appoint another director to act as Chairman of the meeting. The Secretary of the Company or the senior officer with an equivalent title (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. If the Secretary is not in attendance at any meeting, the Board will appoint another person who may, but need not, be a Director to act as the secretary of that meeting.

Subject to any agreement between the shareholders of the Company:

•	a majority of Directors will constitute a quorum for a meeting of the Board;

•	each Director will have one vote and decisions of the Board will be made by an affirmative vote of the majority;

•	the Chairman will not have a deciding or casting vote in the case of an equality of votes; and

•	the powers of the Board may also be exercised by written resolutions signed by all Directors.

The Board may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Board. On the occasion of each Board meeting, independent Directors have the opportunity to hold an in-camera meeting under the chairmanship of the lead director (or, in the absence thereof, any other independent Director), and they shall hold it if they consider that it would be appropriate. The lead director (or such other independent Director chairing such in camera meetings) will forward to the Chairman and to the CEO any questions, comments or suggestions of the Directors.

In advance of every meeting of the Board, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Directors and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Board may require officers and employees of the Company to produce such information and reports as the Board may deem appropriate in order for it to fulfill its duties.

Directors will maintain the absolute confidentiality of the deliberations and decisions of the Board and its committees and information received at any meeting, except as may be required by law or as may be determined, from time to time, by the Board, or if the information is publicly disclosed by the Company.

5.0.	Duties and Responsibilities

The Board will delegate responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior management and will supervise such members of senior management appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, the Human Resources and Compensation Committee, the Nominating, Governance and Social Responsibility Committee and the Investment and Risk Committee.

The principal duties and responsibilities of the Board as they relate to the following matters, include:

5.1.	Strategy and Budget

The Board will adopt, at least on an annual basis, a strategic planning process to establish objectives, goals, vision and mission statement for the Company’s business, and which takes into account the opportunities and risks of the Company’s business and affairs. The Board will review, approve and modify as appropriate the strategies/business plan proposed by senior management to achieve such objectives and goals, and monitor the implementation of such planning process on an ongoing basis.

The Board will review and approve the Company’s annual operating plans and budgets.

The Board will review operating and financial performance results in relation to the Company’s strategies/business plan and budgets, and monitor financial reporting and management.

The Board will monitor, review and approve all major corporate decisions and transactions and serve as an advisor to management on strategic initiatives.

The Board will delegate to management and provide general approval guidelines for management.

The Board will oversee the Company’s corporate social responsibility program (including its approach to environmental, social and governance practices) as well as matters of compliance, ethics and integrity.

5.2.	Risk Management and Capital Investment (Including Technologies and Projects)

Periodically, the Board, in conjunction with management and Board committees will identify the principal risks of the Company’s business, including those related to compensation and incentive plans and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks. The Board shall oversee the timely disclosure of any such material risk and of the process to monitor and mitigate it.

The Board will monitor the development cycle of all new products and technologies to determine whether development is in line with strategic planning and budgets, ensure that sufficient funds are allocated to research and development of new products and technologies and review the compliance of any capital expenditures delegations.

5.3.	Internal Controls, Financial Reporting and Auditors

The Board will review and approve, as required, the Company’s financial statements and related financial information and other significant disclosure documents. The Board will appoint, subject to approval of shareholders, (including terms and review of engagement) and remove the shareholders’ auditor.

The Board will oversee the Company’s major financial and operational risk and discuss them with management, internal auditors and external auditors. The Board will monitor the adequacy and effectiveness of the accounting and financial controls and the steps taken by management to control risk exposure, and ensure the integrity of the Company’s internal control system and management information systems and the safeguarding of the Company’s assets.

5.4.	Succession Planning, Appointment, Supervision and Compensation of Management

The CEO will be appointed by the Board, after considering the recommendation of the Nominating, Governance and Social Responsibility Committee, for such term as the Board may determine.

The Board will approve the succession plan for the CEO and the CEO’s succession plan for senior management of the Company, including their selection, appointment and training, and will review the objectives, performance, compensation and benefits (including pension plans) of the CEO and senior management of the Company. This includes monitoring and reviewing, as appropriate, the administration, funding and investment of the Company’s pension plans, pension fund investment policies and practices and appointing or removing, the custodian, trustee or investment manager(s) for the Company’s pension plans and fund(s).

To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and the other executive officers and take reasonable measures to ensure that the CEO and other executive officers create a culture of integrity throughout the organization.

The Board will ensure that the compensation plans and programs create and reinforce good conduct, ethical behaviors and promote reasonable risk taking, and will ensure that processes are in place for the recruitment, training, development and retention of senior executives who exhibit high standards of integrity and competence.

5.5.	Communication and Public Disclosure

The Board shall adopt communication policies, including the Company’s Disclosure Policy and Insider Trading Policy, and monitor investor relations programs and communications with analysts, the media and the public, including measures for receiving feedback from the Company’s stakeholders. The Company’s communications policies should address how the Company interacts with analysts, other key stakeholders and the public, and contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure. The Company shall approve, and as required, oversee compliance with the Company’s communications policies by Directors, officers and other management personnel and employees.

5.6.	Nomination, Governance and Corporate Policies

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will approve the selection criteria and nomination procedure for new Directors, review the independence of Directors, determine the remuneration of Directors and oversee orientation and continuing education of new Directors. The Board will also appoint the Board Chair, and the Chair and members of each of the committees of the Board, in consultation with the relevant committee of the Board.

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will identify the Board nominees for election at the annual meeting of shareholders or the nominees to fill Board vacancies.

Subject to the terms of any agreement between shareholders of the Company and the Company, the Board will monitor the size and composition of the Board to ensure effective decision-making, and oversee management in the competent and ethical operation of the Company.

The Board will review and approve the Company’s approach to, and disclosure of corporate governance policies and practices and any update, amendment or restatement thereof and ensure that such policies comply with applicable legislation and stay current with best practices in corporate governance.

The Board will also monitor compliance of the policies and procedures, which are designed to ensure that the Company, its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity. Principal policies consist of:

•	Code of Ethics;

•	Disclosure and Insider Trading Policies; and

•	Speak Up Policy.

5.7.	Other

The Board will monitor and review, as appropriate, the Company’s environmental policies and practices and oversee their compliance with applicable legal and regulatory requirements.

The Board will monitor and review, as appropriate, the Company’s occupational health and safety policies and practices and oversee their compliance with applicable legal and regulatory requirements.

The Board will perform any other function as prescribed by law or that is not delegated by the Board to one of its committees or to senior management.

6.0.	Limitations on Board’s Duties

Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company’s compliance with applicable laws or regulations.

In contributing to the Board’s discharge of its duties under this mandate, each Director shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this mandate is intended or may be construed as imposing on any Director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

7.0.	Access to Information and Authority

The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties.

The Board has the authority to retain, at the Company’s expense, independent legal, financial, compensation consulting and other advisors, consultants and experts, to assist the Board in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms.

8.0.	Review of Mandate

The Nominating, Governance and Social Responsibility Committee will annually review and assess the adequacy of this mandate and inform the Board of any changes adopted. The Board may, from time to time, amend this Mandate. The Board will satisfy itself that regular assessments of the Chairman, the Directors as a whole (including any committees) and of individual Directors, if deemed appropriate, are carried out in order to enhance their performance.